UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
FanBeat, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    August 14, 2014

Physical address of issuer
309 East Paces Ferry Road NE, Suite 400, Atlanta, GA 30305

Website of issuer
www.fanbeat.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.

Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer will not owe a commission to the intermediary at the conclusion of the Offering. The intermediary is not charging the issuer any compensation with respect to the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer, to the intermediary at the conclusion of the Offering.

Type of security offered
Crowd Notes

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$107,000.00

Deadline to reach the target offering amount
April 8, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned. Affiliates of the Company, including officers, directors and existing stockholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the target amount.

Current number of employees
5

	Most recent fiscal year-end (12/31/18)	**Prior fiscal year-end (12/31/17)**
Total Assets	$157,918.47	$31,302.59
Cash & Cash Equivalents	$141,082.99	$16,712.05
Accounts Receivable	$0.00	$0.00
Short-term Debt	$61,321.52	$23,840.56
Long-term Debt	$2,597,500.00	$2,012,500.00
Revenues/Sales	$250,000.00	$24,300.00
Cost of Goods Sold	$37.350.50	$2,286.69
Taxes Paid	$0.00	$0.00
Net Income	-$495,865.08	-$749,270.07

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands


March 22, 2019

FORM C-A

Up to $107,000.00

FanBeat, Inc.



Explanatory Note


FanBeat, Inc. (the "Company") is filing this Amendment to its Form C, which was filed with the Securities and Exchange Commission on January 31, 2019. This Amendment is filed to add a webinar transcript attached hereto as (Exhibit G).


Crowd Notes


This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by FanBeat, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Note of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $107,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $1.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). The Intermediary will not receive a commission, whether direct or indirect, and the issuer will not owe a commission to the Intermediary at the conclusion of the Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0	$100.00
Aggregate Minimum Offering Amount	$25,000.00	$0	$25,000.00
Aggregate Maximum Offering Amount	$107,000.00	$0	$107,000.00

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) The issuer will not owe a commission, whether cash or otherwise, to the Intermediary at the conclusion of the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://fensens.com/ no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-A is March 22, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON THE OR PERSON ENTITY OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

BOSTON PRIVATE BANK AND TRUST CO., THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://fensens.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

FanBeat, Inc. (the "Company") is a Delaware corporation, formed on August 14, 2014. The Company began business in 2014 as InGame, Inc. and then changed its name to FanBeat, Inc. on February 9, 2016.

The Company is located at 309 East Paces Ferry Road NE, Suite 400, Atlanta, GA 30305.

The Company's website is www.fanbeat.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

FanBeat partners with sports teams, leagues, media companies, and large brands to offer a live-action mobile game for fans playing at home or in venue while they enjoy the live sporting event. FanBeat is paid by the company's partners who benefit from increased fan engagement and incremental sponsor assets made available in the game.

Exhibit B to this Form C contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C.

The Offering

Minimum amount of Crowd Note being offered	$25,000 Principal Amount
Total Crowd Note outstanding after Offering (if minimum amount reached)	$25,000 Principal Amount
Maximum amount of Crowd Note	$107,000 Principal Amount
Total Crowd Note outstanding after Offering (if maximum amount reached)	$107,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	April 8, 2019
Use of proceeds	See the description of the use of proceeds on page 23 hereof.
Voting Rights	See the description of the voting rights on page 50 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were organized as a Delaware corporation in 2014. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our services is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our [products/services] will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments

in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, our proprietary business information and that of our customers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information. The expenses associated with protecting our information could reduce our operating margins.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
The Company has or intends to enter into employment agreements with Ed Trimble, Brandon Farley, Mike Richards, Andrew Vogel, and Tony Sullivan, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Ed Trimble, Brandon Farley, Mike Richards, Andrew Vogel, and Tony Sullivan or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations. Additionally, the Company has no insurance policies with respect to its executive officers and key employees. Therefore, if any of executive officer or key employee were to die or become disabled, the Company would not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We depend on a few major customers for a substantial portion of our net sales.
The loss of all or a substantial portion of our sales to any of our large-volume customers could have a material adverse effect on our financial condition and results of operations by reducing cash flows and our ability to spread costs over a larger revenue base. In addition, our largest customers have an increased ability to influence pricing and other contract terms. Although we strive to broaden and diversify our customer base, a significant portion of our revenue is derived from a relatively small number of customers. Consequently, a significant loss of business from, or adverse performance by, our major customers, may have a material adverse effect on our financial condition, results of operations and cash flows. Similarly, the renegotiation of major customer contracts may also have an adverse effect on our financial results. We are also subject to credit risk associated with our customer concentration. If one or more of our largest customers were to become bankrupt, insolvent or otherwise were unable to pay for services provided, we may incur

significant write-offs of accounts receivable or incur lease or asset-impairment charges that may have a material adverse effect on our financial condition, results of operations or cash flows.

Most of our significant long-term customer contracts permit quarterly or other periodic adjustments to pricing based on decreases and increases in component prices and other factors, however we typically bear the risk of component price increases that occur between any such re-pricings or, if such re-pricing is not permitted, during the balance of the term of the particular customer contract. Accordingly, certain component price increases could adversely affect our gross profit margins.

We rely on various intellectual property rights, including trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to [the complexity of our technology and] the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined

that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain aspects of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Changes in government regulation could adversely impact our business.

The media and entertainment industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, our products are also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our products are regulated and/or change the framework under which broadcast signals are carried, remove the copyright

compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Additionally, the sports wagering market in the U.S. is a highly regulated industry with high barriers to entry in each state. The Company's current strategy is to enter the market with licensed gaming operator partners. In the event that the Company is not able to form viable partnerships with licensed gaming operators, future revenue, profits and value of the business may be negatively impacted.

Net neutrality could have an adverse impact on our business and results of operations.
On December 14, 2017, the United States' Federal Communications Commission ("FCC") voted to repeal the net neutrality regulations enacted in 2015 that banned broadband providers from slowing or blocking internet access or charging companies higher fees to facilitate faster access to their content. The repeal could negatively impact the Company's future profitability and company value to the extent that the decision results in premium internet access fees to guarantee that the Company's players enjoy a highly responsive gaming experience. Therefore, the FCC ruling and its consequences could adversely affect our business and results of operations.

New technologies may make our products and services obsolete or unneeded.
New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services and there would be a materially adverse effect on our business and results of operations. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.

We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute content that meet the changing preferences of the broad domestic consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

We also obtain a significant portion of our content from third parties, such as the only third-party content provided today on the company's platform is fully licensed content from our team, league or media partners and associated content from the sponsors of the gaming experience and other suppliers. Competition for popular content is intense, and we may have to increase the price we are willing to pay or be outbid by our competitors for popular content. Entering into or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

We derive substantial revenues from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.

Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers' spending priorities. In particular, advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as beauty, fashion and retail and food, account for a significant portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues. Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as much value from

advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information as well as sensitive and/or confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Risks Related to the Securities

Affiliates of the Company, including officers, directors and existing stockholders of the Company, may invest in this Offering and their funds will be counted toward the Company

achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing stockholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate and thus will not have the right to vote on any matters coming before the stockholders of the Company for a vote. By granting this proxy, you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the stockholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act of 1933, as amended (the "Securities Act") or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide.

Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are

not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 83.19% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
FanBeat partners with sports teams, leagues, media companies, and large brands to offer a live-action mobile game for fans playing at home or in venue while they enjoy the live sporting event. FanBeat is paid by the company's partners who benefit from increased fan engagement and incremental sponsor assets made available in the game.

Business Plan

FanBeat has created an innovative gaming platform for live sporting events that results in fans on-average watching more of the live event as they compete to win prizes by answering predictive-play and trivia questions. Sports teams, leagues, and media companies value the FanBeat platform as a way to increase fan/viewer engagement and create a new inventory of digital assets to monetize with their sponsor communities. As sports wagering is legalized in additional U.S. states, FanBeat plans to offer a wagering version of the live-action game in partnership with licensed gaming operators.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
FanBeat Mobile Game	FanBeat game available as a mobile web application and a downloadable iOS application.	United States

FanBeat is developing a new wagering version of the game that will eventually be made available in markets (states) where sports wagering is legal. This version of the game will not be completed or introduced as part of this fundraise.

We sell directly to our team, league, media company, and brand partners. In 2018 FanBeat had three revenue-generating customers: NBC, the Atlanta Braves, and the Chicago Bulls.

Competition

The Company's primary competitors are DraftKings, FanDuel, WinView, and Boom Fantasy.

The sports gaming market is evolving very rapidly as established companies like FanDuel and DraftKings are launching new products and forming new alliances to maximize business growth as sports wagering is legalized in more and more states in the coming years. WinView and Boom Fantasy are two upstart businesses attempting to carve out niches in the sports gaming market. FanBeat is unique in that we exclusively partner with properties to launch sanctioned fan gaming programs (teams, leagues, and media companies) and we offer a highly interactive and immersive gaming experience as fans answer a mix of predictive-play and trivia questions during breaks in the action of live sporting events.

Customer Base

The company's current customers are sports teams, leagues, and media companies. FanBeat has partnered with sports teams and media companies who are looking to increase fan engagement during breaks in the sporting action. These partners have included: the Chicago Bulls, the Golf Channel, and the Atlanta Braves.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
88093449	IC 009. US 021 023 026 036 038. G & S: Downloadable mobile application that allows users to answer questions during breaks in live-action sporting events to compete with other users for an opportunity to win prizes; downloadable application software for playing games on mobile devices. FIRST USE: 20160312. FIRST USE IN COMMERCE: 20160312 IC 041. US 100 101 107. G & S: Entertainment services, namely, providing online application that allows users to answer questions during breaks in live-action sporting events to compete with other users for an opportunity to win prizes; Entertainment services, namely, providing temporary use of non-downloadable interactive games. FIRST USE: 20160312. FIRST USE IN COMMERCE: 20160312	FanBeat	August 27, 2018	N/A	United States

Governmental/Regulatory Approval and Compliance
With its current business model and product offering, FanBeat is able to operate freely across the United States. FanBeat intends to bring its new wagering product to market at a future date, and at that point FanBeat will be subject to state-by-state licensing requirements to ensure compliance.

Litigation
There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 309 East Paces Ferry Road NE, Suite 400, Atlanta, GA 30305.

The Company has the following additional addresses: None.

The Company conducts business in Georgia.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. Exhibit B is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
General Marketing	24.00%	$6,000	24.30%	$26,000
Research and Development	8.00%	$2,000	7.94%	$8,500
Future Wages	68.00%	$17,000	67.76%	$72,500
Total	**100.00%**	**$25,000**	**100.00%**	**$107,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the iDisclose Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company will not be paying the Intermediary any commissions or other fees in connection with this Offering.

———————————

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Should the Company, its management team and officers feel the need to alter the uses of proceeds in the best interest of the stockholders and long-term value of the Company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Edward Trimble

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, 08/14/2014 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer, 08/14/2014 – Present Responsible for overseeing all day-to-day operations of the company

Educational Background
Duke University, 1990, Bachelor of Science, Engineering, Mechanical Engineering

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

_____

Name
Brandon Farley

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Revenue Officer, 01/01/2016 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Revenue Officer at FanBeat, 01/01/2016 – Present

Responsible for the company's business development and cultivating additional business partners

Managing Director, Apparity, Inc. 07/01/2013 – 11/01/2015

Responsible for sales and marketing strategy and corporate business development

Educational Background
Stanford University, 1994, Bachelor of Arts, English and Communications

_____

Name
Mike Richards

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Technology Officer, 11/01/2014 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Technology Officer at FanBeat, 11/01/2014 – Present

Responsible for the technical solutions and development of FanBeat's mobile iOS application and desktop platform

Educational Background
Elon University, 2005, Bachelor of Science, Computer Science

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 5 employees in Georgia.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	4,087,265
Voting Rights	Single class of Common stock with standard voting rights.
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The Company is currently authorized to issue ten million (10,000,000) shares of common stock, par value of $0.0001 (the "**Common Stock**"), pursuant to its Certificate of Incorporation, filed on August 14, 2014.

The Company has issued the following outstanding Securities:

Common Stock

On August 15, 2014, in reliance on the Section 4(a)(2) exemption from registration under the Securities Act of 1933, as amended (the "**Securities Act**") the Company entered into one (1) Restricted Stock Purchase Agreements for the aggregate sale of 4,000,000 shares of Common Stock at a price of $0.0001 per share for the aggregate proceeds of $400.00.

As of the date of this Form C, there are a total of 4,941,065 shares of the Company's Common Stock issued and outstanding.

Options

Between December 2014 and December 2018, the Company entered into series of twenty-one (21) stock option agreements pursuant to its Stock Plan for the right to purchase an aggregate of 853,800 shares of the Company's Common Stock. Five (5) recipients have since exercised their options to purchase an aggregate of 290,000 shares of the Company's Common Stock for the aggregate purchase amount of $87,000. As of the date of this Form C, 563,800 options have not been exercised and remain outstanding.

The Company has the following debt outstanding:

First Convertible Note Round

Between October 21, 2014 and October 31, 2014, the Company issued a series of convertible promissory notes with a two-year term and bearing interest at 6% per annum in reliance on the

Section 4(a)(2) exemption from registration under the Securities Act for an aggregate principal amount of $100,000.00. All interest on the outstanding principal shall accrue and be due and payable in full on demand by the respective note holders at any time on or after the maturity date stated on each note. The proceeds from the First Convertible Note Round were used for general working capital and technology developments.

Pursuant to the terms of the securities sold in the First Convertible Note Round, the securities will convert in the following scenarios:

In the event that the Company issues and sells a series of Equity Securities (as defined below) to investors in a Financing (as defined below) on or before the stated maturity date ("***Next Round Securities***"), then the Note Balance shall be converted (in conjunction with such conversion of all other outstanding Notes) in whole upon the closing of such Financing, without any further action by the Holder, into the series of Next Round Securities sold to the investors at a conversion price equal to the quotient obtained by dividing the entire outstanding and unpaid principal amount of this Note and accrued and unpaid interest thereon by the Conversion Price Per Share (as defined below).

In the event of the conversion referenced above, the rights, preferences, privileges, restrictions and other matters relating to the securities into which the Note Balance may be converted shall be set forth in the Company's Certificate of Incorporation (or similar governing document) which shall be in effect prior to the effective time of the conversion of this Note.

"***Conversion Price Per Share***" shall mean the lesser of (i) the quotient obtained by dividing $2,000,000 by the Fully Diluted Shares of the Company, as of immediately prior to the closing of a Financing or (ii) the product obtained by multiplying the per-share price paid for such Next Round Securities by the investors participating in the Financing by 0.80.

"***Equity Securities***" shall mean (a) capital stock of the Company, whether or not currently authorized, and (b) if the Company converts or is merged into a limited liability company prior to the conversion of this Note, membership interests of the Company, whether or not currently authorized, and any securities convertible into or exchangeable for such membership interests.

"***Financing***" shall mean the Company's sale and issuance of its Next Round Securities, in a single transaction or series of related transactions, to venture capital, institutional or private investors with aggregate gross proceeds of at least $300,000 (excluding the principal and interest under the Notes).

Liquidation Event. In the event that (i) the Company sells, transfers, or otherwise disposes of all or substantially all of its assets, (ii) the Company liquidates, dissolves, or distributes its assets to its members or shareholders, or (iii) the holders of the Company's interests, units, stock, or other applicable evidence of equity ownership sell, transfer, or otherwise dispose of such equity interests such that the holders of such interests prior to the transaction no longer constitute a majority of the interests outstanding following the transaction, then the Company (or a third party at the direction of the Company) shall, in preference to any and all distributions to shareholders or members or lenders and other creditors who are affiliated with a shareholder or member, repay this Note in an amount equal to the Note Balance as of the closing date of the Liquidation Event. The Company shall provide ten (10) days prior written notice to the Holder of the closing of any Liquidation Event. In the event that the Company has a Liquidation Event prior to the stated maturity date or the conversion of this Note, then the Company shall repay this Note in an amount equal to the

outstanding principal balance of this Note as of the closing date of the Liquidation Event multiplied by two (2), which payment shall be made in the same form of consideration received by the Company and/or its stockholders in such Liquidation Event.

Second Convertible Note Round
Between March 3, 2015 and July 31, 2015, the Company issued a series of convertible promissory notes with a two-year term and bearing interest at 6% per annum in reliance on the Section 4(a)(2) exemption from registration under the Securities Act for an aggregate principal amount of $412,500.00. All interest on the outstanding principal shall accrue and be due and payable in full on demand by the respective note holders at any time on or after the maturity date stated on each note. The proceeds from the Second Convertible Note Round were used for general working capital and technology developments.

Pursuant to the terms of the securities sold in the Second Convertible Note Round, the securities will convert in the following scenarios:

In the event that the Company issues and sells a series of Equity Securities (as defined below) to investors in a Financing (as defined below) on or before the stated maturity date ("***Next Round Securities***"), then the Note Balance shall be converted (in conjunction with such conversion of all other outstanding Notes) in whole upon the closing of such Financing, without any further action by the Holder, into the series of Next Round Securities sold to the investors at a conversion price equal to the quotient obtained by dividing the entire outstanding and unpaid principal amount of this Note and accrued and unpaid interest thereon by the Conversion Price Per Share (as defined below).

In the event of the conversion referenced above, the rights, preferences, privileges, restrictions and other matters relating to the securities into which the Note Balance may be converted shall be set forth in the Company's Certificate of Incorporation (or similar governing document) which shall be in effect prior to the effective time of the conversion of this Note.

"***Conversion Price Per Share***" shall mean the lesser of (i) the quotient obtained by dividing $3,500,000 by the Fully Diluted Shares of the Company, as of immediately prior to the closing of a Financing or (ii) the product obtained by multiplying the per-share price paid for such Next Round Securities by the investors participating in the Financing by 0.85.

"***Equity Securities***" shall mean (a) capital stock of the Company, whether or not currently authorized, and (b) if the Company converts or is merged into a limited liability company prior to the conversion of this Note, membership interests of the Company, whether or not currently authorized, and any securities convertible into or exchangeable for such membership interests.

"***Financing***" shall mean the Company's sale and issuance of its Next Round Securities, in a single transaction or series of related transactions, to venture capital, institutional or private investors with aggregate gross proceeds of at least $300,000 (excluding the principal and interest under the Notes).

Liquidation Event. In the event that (i) the Company sells, transfers, or otherwise disposes of all or substantially all of its assets, (ii) the Company liquidates, dissolves, or distributes its assets to its members or shareholders, or (iii) the holders of the Company's interests, units, stock, or other applicable evidence of equity ownership sell, transfer, or otherwise dispose of such equity interests such that the holders of such interests prior to the transaction no longer constitute a majority of the interests outstanding following the transaction, then the Company (or a third party at the direction

of the Company) shall, in preference to any and all distributions to shareholders or members or lenders and other creditors who are affiliated with a shareholder or member, repay this Note in an amount equal to the Note Balance as of the closing date of the Liquidation Event. The Company shall provide ten (10) days prior written notice to the Holder of the closing of any Liquidation Event. In the event that the Company has a Liquidation Event prior to the stated maturity date or the conversion of this Note, then the Company shall repay this Note in an amount equal to the outstanding principal balance of this Note as of the closing date of the Liquidation Event multiplied by two (2), which payment shall be made in the same form of consideration received by the Company and/or its stockholders in such Liquidation Event.

Third Convertible Note Round

Between November 27, 2015 and February 10, 2016, the Company issued a series of convertible promissory notes with a two-year term and bearing interest at 6% per annum in reliance on the Section 4(a)(2) exemption from registration under the Securities Act for an aggregate principal amount of $300,000.00. All interest on the outstanding principal shall accrue and be due and payable in full on demand by the respective note holders at any time on or after the maturity date stated on each note. The proceeds from the Third Convertible Note Round were used for general working capital and technology developments.

Pursuant to the terms of the securities sold in the Third Convertible Note Round, the securities will convert in the following scenarios:

In the event that the Company issues and sells a series of Equity Securities (as defined below) to investors in a Financing (as defined below) on or before the stated maturity date ("***Next Round Securities***"), then the Note Balance shall be converted (in conjunction with such conversion of all other outstanding Notes) in whole upon the closing of such Financing, without any further action by the Holder, into the series of Next Round Securities sold to the investors at a conversion price equal to the quotient obtained by dividing the entire outstanding and unpaid principal amount of this Note and accrued and unpaid interest thereon by the Conversion Price Per Share (as defined below).

In the event of the conversion referenced above, the rights, preferences, privileges, restrictions and other matters relating to the securities into which the Note Balance may be converted shall be set forth in the Company's Certificate of Incorporation (or similar governing document) which shall be in effect prior to the effective time of the conversion of this Note.

"***Conversion Price Per Share***" shall mean the lesser of (i) the quotient obtained by dividing $6,000,000 by the Fully Diluted Shares of the Company, as of immediately prior to the closing of a Financing or (ii) the product obtained by multiplying the per-share price paid for such Next Round Securities by the investors participating in the Financing by 0.85.

"***Equity Securities***" shall mean (a) capital stock of the Company, whether or not currently authorized, and (b) if the Company converts or is merged into a limited liability company prior to the conversion of this Note, membership interests of the Company, whether or not currently authorized, and any securities convertible into or exchangeable for such membership interests.

"***Financing***" shall mean the Company's sale and issuance of its Next Round Securities, in a single transaction or series of related transactions, to venture capital, institutional or private investors with aggregate gross proceeds of at least $300,000 (excluding the principal and interest under the Notes).

___*Liquidation Event.*___ In the event that (i) the Company sells, transfers, or otherwise disposes of all or substantially all of its assets, (ii) the Company liquidates, dissolves, or distributes its assets to its members or shareholders, or (iii) the holders of the Company's interests, units, stock, or other applicable evidence of equity ownership sell, transfer, or otherwise dispose of such equity interests such that the holders of such interests prior to the transaction no longer constitute a majority of the interests outstanding following the transaction, then the Company (or a third party at the direction of the Company) shall, in preference to any and all distributions to shareholders or members or lenders and other creditors who are affiliated with a shareholder or member, repay this Note in an amount equal to the Note Balance as of the closing date of the Liquidation Event. The Company shall provide ten (10) days prior written notice to the Holder of the closing of any Liquidation Event. In the event that the Company has a Liquidation Event prior to the stated maturity date or the conversion of this Note, then the Company shall repay this Note in an amount equal to the outstanding principal balance of this Note as of the closing date of the Liquidation Event multiplied by two (2), which payment shall be made in the same form of consideration received by the Company and/or its stockholders in such Liquidation Event.

Fourth Convertible Note Round

Between May 2, 2016 and May 16, 2016, the Company issued a series of convertible promissory notes with a two-year term and bearing interest at 6% per annum in reliance on the Section 4(a)(2) exemption from registration under the Securities Act for an aggregate principal amount of $300,000.00. All interest on the outstanding principal shall accrue and be due and payable in full on demand by the respective note holders at any time on or after the maturity date stated on each note. The proceeds from the Fourth Convertible Note Round were used for general working capital and technology developments.

Pursuant to the terms of the securities sold in the Fourth Convertible Note Round, the securities will convert in the following scenarios:

In the event that the Company issues and sells a series of Equity Securities (as defined below) to investors in a Financing (as defined below) on or before the stated maturity date ("___Next Round Securities___"), then the Note Balance shall be converted (in conjunction with such conversion of all other outstanding Notes) in whole upon the closing of such Financing, without any further action by the Holder, into the series of Next Round Securities sold to the investors at a conversion price equal to the quotient obtained by dividing the entire outstanding and unpaid principal amount of this Note and accrued and unpaid interest thereon by the Conversion Price Per Share (as defined below).

In the event of the conversion referenced above, the rights, preferences, privileges, restrictions and other matters relating to the securities into which the Note Balance may be converted shall be set forth in the Company's Certificate of Incorporation (or similar governing document) which shall be in effect prior to the effective time of the conversion of this Note.

"___Conversion Price Per Share___" shall mean the lesser of (i) the quotient obtained by dividing $8,000,000 by the Fully Diluted Shares of the Company, as of immediately prior to the closing of a Financing or (ii) the product obtained by multiplying the per-share price paid for such Next Round Securities by the investors participating in the Financing by 0.85.

"___Equity Securities___" shall mean (a) capital stock of the Company, whether or not currently authorized, and (b) if the Company converts or is merged into a limited liability company prior to

the conversion of this Note, membership interests of the Company, whether or not currently authorized, and any securities convertible into or exchangeable for such membership interests.

"Financing" shall mean the Company's sale and issuance of its Next Round Securities, in a single transaction or series of related transactions, to venture capital, institutional or private investors with aggregate gross proceeds of at least $500,000 (excluding the principal and interest under the Notes).

Liquidation Event. In the event that (i) the Company sells, transfers, or otherwise disposes of all or substantially all of its assets, (ii) the Company liquidates, dissolves, or distributes its assets to its members or shareholders, or (iii) the holders of the Company's interests, units, stock, or other applicable evidence of equity ownership sell, transfer, or otherwise dispose of such equity interests such that the holders of such interests prior to the transaction no longer constitute a majority of the interests outstanding following the transaction, then the Company (or a third party at the direction of the Company) shall, in preference to any and all distributions to shareholders or members or lenders and other creditors who are affiliated with a shareholder or member, repay this Note in an amount equal to the Note Balance as of the closing date of the Liquidation Event. The Company shall provide ten (10) days prior written notice to the Holder of the closing of any Liquidation Event. In the event that the Company has a Liquidation Event prior to the stated maturity date or the conversion of this Note, then the Company shall repay this Note in an amount equal to the outstanding principal balance of this Note as of the closing date of the Liquidation Event multiplied by two (2), which payment shall be made in the same form of consideration received by the Company and/or its stockholders in such Liquidation Event.

Fifth Convertible Note Round

Between October 27, 2016 and December 1, 2016, the Company issued a series of convertible promissory notes with a two-year term and bearing interest at 6% per annum in reliance on the Section 4(a)(2) exemption from registration under the Securities Act for an aggregate principal amount of $475,000.00. All interest on the outstanding principal shall accrue and be due and payable in full on demand by the respective note holders at any time on or after the maturity date stated on each note. The proceeds from the Fifth Convertible Note Round were used for general working capital and technology developments.

Pursuant to the terms of the securities sold in the Fifth Convertible Note Round, the securities will convert in the following scenarios:

In the event that the Company issues and sells a series of Equity Securities (as defined below) to investors in a Financing (as defined below) on or before the stated maturity date ("***Next Round Securities***"), then the Note Balance shall be converted (in conjunction with such conversion of all other outstanding Notes) in whole upon the closing of such Financing, without any further action by the Holder, into the series of Next Round Securities sold to the investors at a conversion price equal to the quotient obtained by dividing the entire outstanding and unpaid principal amount of this Note and accrued and unpaid interest thereon by the Conversion Price Per Share (as defined below).

In the event of the conversion referenced above, the rights, preferences, privileges, restrictions and other matters relating to the securities into which the Note Balance may be converted shall be set forth in the Company's Certificate of Incorporation (or similar governing document) which shall be in effect prior to the effective time of the conversion of this Note.

"*Conversion Price Per Share*" shall mean the lesser of (i) the quotient obtained by dividing $10,000,000 by the Fully Diluted Shares of the Company, as of immediately prior to the closing of a Financing or (ii) the product obtained by multiplying the per-share price paid for such Next Round Securities by the investors participating in the Financing by 0.90.

"*Equity Securities*" shall mean (a) capital stock of the Company, whether or not currently authorized, and (b) if the Company converts or is merged into a limited liability company prior to the conversion of this Note, membership interests of the Company, whether or not currently authorized, and any securities convertible into or exchangeable for such membership interests.

"*Financing*" shall mean the Company's sale and issuance of its Next Round Securities, in a single transaction or series of related transactions, to venture capital, institutional or private investors with aggregate gross proceeds of at least $500,000 (excluding the principal and interest under the Notes).

Liquidation Event. In the event that (i) the Company sells, transfers, or otherwise disposes of all or substantially all of its assets, (ii) the Company liquidates, dissolves, or distributes its assets to its members or shareholders, or (iii) the holders of the Company's interests, units, stock, or other applicable evidence of equity ownership sell, transfer, or otherwise dispose of such equity interests such that the holders of such interests prior to the transaction no longer constitute a majority of the interests outstanding following the transaction, then the Company (or a third party at the direction of the Company) shall, in preference to any and all distributions to shareholders or members or lenders and other creditors who are affiliated with a shareholder or member, repay this Note in an amount equal to the Note Balance as of the closing date of the Liquidation Event. The Company shall provide ten (10) days prior written notice to the Holder of the closing of any Liquidation Event. In the event that the Company has a Liquidation Event prior to the stated maturity date or the conversion of this Note, then the Company shall repay this Note in an amount equal to the outstanding principal balance of this Note as of the closing date of the Liquidation Event multiplied by two (2), which payment shall be made in the same form of consideration received by the Company and/or its stockholders in such Liquidation Event.

Sixth Convertible Note Round

Between May 20, 2016 and June 12, 2017, the Company issued a series of convertible promissory notes with a two-year term and bearing interest at 6% per annum in reliance on the Section 4(a)(2) exemption from registration under the Securities Act for an aggregate principal amount of $400,000.00. All interest on the outstanding principal shall accrue and be due and payable in full on demand by the respective note holders at any time on or after the maturity date stated on each note. The proceeds from the Sixth Convertible Note Round were used for general working capital and technology developments.

Pursuant to the terms of the securities sold in the Sixth Convertible Note Round, the securities will convert in the following scenarios:

In the event that the Company issues and sells a series of Equity Securities (as defined below) to investors in a Financing (as defined below) on or before the stated maturity date ("*Next Round Securities*"), then the Note Balance shall be converted (in conjunction with such conversion of all other outstanding Notes) in whole upon the closing of such Financing, without any further action by the Holder, into the series of Next Round Securities sold to the investors at a conversion price equal to the quotient obtained by dividing the entire outstanding and unpaid

principal amount of this Note and accrued and unpaid interest thereon by the Conversion Price Per Share (as defined below).

In the event of the conversion referenced above, the rights, preferences, privileges, restrictions and other matters relating to the securities into which the Note Balance may be converted shall be set forth in the Company's Certificate of Incorporation (or similar governing document) which shall be in effect prior to the effective time of the conversion of this Note.

"*Conversion Price Per Share*" shall mean the lesser of (i) the quotient obtained by dividing $12,000,000 by the Fully Diluted Shares of the Company, as of immediately prior to the closing of a Financing or (ii) the product obtained by multiplying the per-share price paid for such Next Round Securities by the investors participating in the Financing by 0.90.

"*Equity Securities*" shall mean (a) capital stock of the Company, whether or not currently authorized, and (b) if the Company converts or is merged into a limited liability company prior to the conversion of this Note, membership interests of the Company, whether or not currently authorized, and any securities convertible into or exchangeable for such membership interests.

"Financing" shall mean the Company's sale and issuance of its Next Round Securities, in a single transaction or series of related transactions, to venture capital, institutional or private investors with aggregate gross proceeds of at least $500,000 (excluding the principal and interest under the Notes).

Liquidation Event. In the event that (i) the Company sells, transfers, or otherwise disposes of all or substantially all of its assets, (ii) the Company liquidates, dissolves, or distributes its assets to its members or shareholders, or (iii) the holders of the Company's interests, units, stock, or other applicable evidence of equity ownership sell, transfer, or otherwise dispose of such equity interests such that the holders of such interests prior to the transaction no longer constitute a majority of the interests outstanding following the transaction, then the Company (or a third party at the direction of the Company) shall, in preference to any and all distributions to shareholders or members or lenders and other creditors who are affiliated with a shareholder or member, repay this Note in an amount equal to the Note Balance as of the closing date of the Liquidation Event. The Company shall provide ten (10) days prior written notice to the Holder of the closing of any Liquidation Event. In the event that the Company has a Liquidation Event prior to the stated maturity date or the conversion of this Note, then the Company shall repay this Note in an amount equal to the outstanding principal balance of this Note as of the closing date of the Liquidation Event multiplied by two (2), which payment shall be made in the same form of consideration received by the Company and/or its stockholders in such Liquidation Event.

Seventh Convertible Note Round
Between February 23, 2018 and March 8, 2018, the Company issued a series of convertible promissory notes with a two-year term and bearing interest at 6% per annum in reliance on the Section 4(a)(2) exemption from registration under the Securities Act for an aggregate principal amount of $285,000.00. All interest on the outstanding principal shall accrue and be due and payable in full on demand by the respective note holders at any time on or after the maturity date stated on each note. The proceeds from the Seventh Convertible Note Round were used for general working capital and technology developments.

Pursuant to the terms of the securities sold in the Seventh Convertible Note Round, the securities will convert in the following scenarios:

In the event that the Company issues and sells a series of Equity Securities (as defined below) to investors in a Financing (as defined below) on or before the stated maturity date ("***Next Round Securities***"), then the Note Balance shall be converted (in conjunction with such conversion of all other outstanding Notes) in whole upon the closing of such Financing, without any further action by the Holder, into the series of Next Round Securities sold to the investors at a conversion price equal to the quotient obtained by dividing the entire outstanding and unpaid principal amount of this Note and accrued and unpaid interest thereon by the Conversion Price Per Share (as defined below).

In the event of the conversion referenced above, the rights, preferences, privileges, restrictions and other matters relating to the securities into which the Note Balance may be converted shall be set forth in the Company's Certificate of Incorporation (or similar governing document) which shall be in effect prior to the effective time of the conversion of this Note.

"***Conversion Price Per Share***" shall mean the lesser of (i) the quotient obtained by dividing $12,000,000 by the Fully Diluted Shares of the Company, as of immediately prior to the closing of a Financing or (ii) the product obtained by multiplying the per-share price paid for such Next Round Securities by the investors participating in the Financing by 0.80.

"***Equity Securities***" shall mean (a) capital stock of the Company, whether or not currently authorized, and (b) if the Company converts or is merged into a limited liability company prior to the conversion of this Note, membership interests of the Company, whether or not currently authorized, and any securities convertible into or exchangeable for such membership interests.

"***Financing***" shall mean the Company's sale and issuance of its Next Round Securities, in a single transaction or series of related transactions, to venture capital, institutional or private investors with aggregate gross proceeds of at least $500,000 (excluding the principal and interest under the Notes).

Liquidation Event. In the event that (i) the Company sells, transfers, or otherwise disposes of all or substantially all of its assets, (ii) the Company liquidates, dissolves, or distributes its assets to its members or shareholders, or (iii) the holders of the Company's interests, units, stock, or other applicable evidence of equity ownership sell, transfer, or otherwise dispose of such equity interests such that the holders of such interests prior to the transaction no longer constitute a majority of the interests outstanding following the transaction, then the Company (or a third party at the direction of the Company) shall, in preference to any and all distributions to shareholders or members or lenders and other creditors who are affiliated with a shareholder or member, repay this Note in an amount equal to the Note Balance as of the closing date of the Liquidation Event. The Company shall provide ten (10) days prior written notice to the Holder of the closing of any Liquidation Event. In the event that the Company has a Liquidation Event prior to the stated maturity date or the conversion of this Note, then the Company shall repay this Note in an amount equal to the outstanding principal balance of this Note as of the closing date of the Liquidation Event multiplied by two (2), which payment shall be made in the same form of consideration received by the Company and/or its stockholders in such Liquidation Event.

Eighth Convertible Note Round
Between May 16, 2018 and December 26, 2018, the Company issued a series of convertible promissory notes with a two-year term and bearing interest at 6% per annum in reliance on the Section 4(a)(2) exemption from registration under the Securities Act for an aggregate principal amount of $275,000.00. All interest on the outstanding principal shall accrue and be due and payable in full on demand by the respective note holders at any time on or after the maturity date

stated on each note. The proceeds from the Eighth Convertible Note Round were used for general working capital and technology developments.

Pursuant to the terms of the securities sold in the Eighth Convertible Note Round, the securities will convert in the following scenarios:

In the event that the Company issues and sells a series of Equity Securities (as defined below) to investors in a Financing (as defined below) on or before the stated maturity date ("***Next Round Securities***"), then the Note Balance shall be converted (in conjunction with such conversion of all other outstanding Notes) in whole upon the closing of such Financing, without any further action by the Holder, into the series of Next Round Securities sold to the investors at a conversion price equal to the quotient obtained by dividing the entire outstanding and unpaid principal amount of this Note and accrued and unpaid interest thereon by the Conversion Price Per Share (as defined below).

In the event of the conversion referenced above, the rights, preferences, privileges, restrictions and other matters relating to the securities into which the Note Balance may be converted shall be set forth in the Company's Certificate of Incorporation (or similar governing document) which shall be in effect prior to the effective time of the conversion of this Note.

"***Conversion Price Per Share***" shall mean the lesser of (i) the quotient obtained by dividing $12,000,000 by the Fully Diluted Shares of the Company, as of immediately prior to the closing of a Financing or (ii) the product obtained by multiplying the per-share price paid for such Next Round Securities by the investors participating in the Financing by 0.90.

"***Equity Securities***" shall mean (a) capital stock of the Company, whether or not currently authorized, and (b) if the Company converts or is merged into a limited liability company prior to the conversion of this Note, membership interests of the Company, whether or not currently authorized, and any securities convertible into or exchangeable for such membership interests.

"***Financing***" shall mean the Company's sale and issuance of its Next Round Securities, in a single transaction or series of related transactions, to venture capital, institutional or private investors with aggregate gross proceeds of at least $500,000 (excluding the principal and interest under the Notes).

Liquidation Event. In the event that (i) the Company sells, transfers, or otherwise disposes of all or substantially all of its assets, (ii) the Company liquidates, dissolves, or distributes its assets to its members or shareholders, or (iii) the holders of the Company's interests, units, stock, or other applicable evidence of equity ownership sell, transfer, or otherwise dispose of such equity interests such that the holders of such interests prior to the transaction no longer constitute a majority of the interests outstanding following the transaction, then the Company (or a third party at the direction of the Company) shall, in preference to any and all distributions to shareholders or members or lenders and other creditors who are affiliated with a shareholder or member, repay this Note in an amount equal to the Note Balance as of the closing date of the Liquidation Event. The Company shall provide ten (10) days prior written notice to the Holder of the closing of any Liquidation Event. In the event that the Company has a Liquidation Event prior to the stated maturity date or the conversion of this Note, then the Company shall repay this Note in an amount equal to the outstanding principal balance of this Note as of the closing date of the Liquidation Event multiplied by two (2), which payment shall be made in the same form of consideration received by the Company and/or its stockholders in such Liquidation Event

Please refer to the aforementioned discussion of debt outstanding for information concerning exempt offerings the issuer conducted within the past three years.

Ownership

Ed Trimble, Founder and CEO, owns 83.19% of the business today. The remaining equity of the business is held by a number of entities and individuals.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Ed Trimble	83.19%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A and incorporated by reference.

Recent Tax Return Information (2017)

Total Income	Taxable Income	Total Tax
$24,300.00	-$762,958.00	$0.00

Operations

The Company has raised $2.55 million to date in seed capital through a series of convertible notes to fund various initiatives, including the development of the software platform, the launch of a series of unpaid market pilots, the launch of initial revenue-generating deals for golf, Major League Baseball ("MLB") and the National Basketball Association ("NBA"), and the development of a significant pipeline of future deals. The Company will need to continue to raise additional investment capital as the Company continues to run at a planned net operating loss due to investment in new enhancements to the software platform and in sales and marketing efforts.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals: growing annual revenue at a rate of 100%+; growing its player community at an annual rate of 100%+; winning new business in the current MLB and NBA verticals; winning initial business in the NFL, college sports and NASCAR verticals; continuing to enhance the software with key market-driven features like video questions; and entering the sports wagering market with selective strategic partnerships, although there can be no guarantee that it will be successful in doing so.

Liquidity and Capital Resources

The proceeds from this fundraising, in combination with anticipated operating revenue, will allow the company to continue to invest in both product development and sales and marketing activity that will be necessary to support the goals outlined above.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to 107,000 of Crowd Notes in this Regulation CF Offering for up to $107,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 8, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $107,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before

the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $1.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
The issuer will not owe a commission to the Intermediary at the conclusion of the Offering.

Stock, Warrants and Other Compensation
The issuer will not owe a commission, or any other form of compensation, to the Intermediary at the conclusion of the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents and Crowd Note instrument in conjunction with the following summary information.

The material terms of the Security are as follows:

Valuation Cap
$14,000,000.00

Discount Rate:
20.0%

Interest Rate:
6.0%

Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

    a. If the investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

      b.   If the investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

      a.   The issuance of Conversion Shares pursuant to the conversion of the Crowd Note shall be upon and subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the investor <u>is not</u> a Major Investor, the investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the investor in writing of the terms of the Corporate Transaction.

      a.   If the Corporate Transaction occurs prior to a Qualified Equity Financing, the investor shall receive the higher value received by either:

            i.   Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

            ii.   Obtaining the Corporate Transaction Payment.

      b.   If the Corporate Transaction occurs after a Qualified Equity Financing, the Company shall convert the Crowd Note into Conversion Shares pursuant to the terms of the Crowd Note.

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of the Crowd Note, the Company at its expense will issue and deliver to the investor, upon surrender of the Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. The Crowd Note will terminate upon the earlier of: (a) a conversion of the entire purchase price under the Crowd Note into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to the terms of the Crowd Note.

"**Conversion Shares**" shall mean, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales).

"**Shadow Series**" shall mean a series of the Company's Preferred Stock that is identical in all respects to the Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i.   Shadow Series stockholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

ii. Shadow Series stockholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant a Qualified Equity Financing shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Shadow Series stockholder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Shadow Series stockholder.

"**Major Investor**" shall mean any investor in a Crowd Note in which the purchase price is equal to or greater than $25,000.

"**Outstanding Principal**" shall mean the total of the Purchase Price plus outstanding accrued interest at any given time. Interest shall accrue on the Purchase Price at the Interest Rate, compounding on the last day of each calendar quarter, until the Qualified Equity Financing or Corporate Transaction, whichever is sooner.

"**Corporate Transaction**" shall mean:
  i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
  ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),
  iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or
  iv. the liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the purchase price. If there are not enough funds to pay the Purchasers in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Purchasers in proportion to their purchase price.

Termination

The Crowd Note will terminate upon the earlier of: (a) a conversion of the entire purchase price under the Crowd Note into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control

The Securities have the following voting rights:

The Securities have no voting rights at present and, except with respect to a Major Investor, may not have voting rights when converted.

The Company does not have any voting agreements in place.

The Company does not have any stockholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Crowd Note. The Purchaser agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize the instrument and any shares of capital stock issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

None.

Conflicts of Interest
To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Edward Trimble
_____
(Signature)

Edward Trimble
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Edward Trimble
_____
(Signature)

Edward Trimble
_____
(Name)

Chief Executive Officer
_____
(Title)

March 22, 2019
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Edward Trimble, being the founder of FanBeat, Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2018 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2018, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2018, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Edward Trimble
(Signature)

Edward Trimble
(Name)

Chief Executive Officer
(Title)

March 22, 2019
(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Company Summary
Exhibit C	Subscription Agreement
Exhibit D	Crowd Note
Exhibit E	Pitch Deck
Exhibit F	Video Transcript
Exhibit G	Webinar Transcript

EXHIBIT A
Financial Statements

FanBeat

BALANCE SHEET

(Unaudited)

As of December 31,

2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BLUE BUSINESS CHECKING (XXXXXX 2422)	140,809.99
Total Bank Accounts	**$140,809.99**
Accounts Receivable	
Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Payroll Refunds	273.00
Total Other Current Assets	**$273.00**
Total Current Assets	**$141,082.99**
Fixed Assets	
Computer Equipment	16,835.48
Total Fixed Assets	**$16,835.48**
TOTAL ASSETS	**$157,918.47**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	11,137.60
Total Accounts Payable	**$11,137.60**
Credit Cards	
American Express	8,575.49
Total Credit Cards	**$8,575.49**
Other Current Liabilities	
Accrued AP	0.00
Direct Deposit Payable	30,898.95
Payroll Liabilities	0.00
Federal Taxes (941/944)	9,408.15
Federal Unemployment (940)	-63.01
GA Income Tax	1,364.34
GA Unemployment Tax	0.00
Total Payroll Liabilities	**10,709.48**
Total Other Current Liabilities	**$41,608.43**
Total Current Liabilities	**$61,321.52**
Long-Term Liabilities	
Notes Payable	2,597,500.00
Total Long-Term Liabilities	**$2,597,500.00**
Total Liabilities	**$2,658,821.52**
Equity	

	TOTAL
Opening Balance Equity	400.00
Retained Earnings	-2,005,437.97
Net Income	-495,865.08
Total Equity	**$ -2,500,903.05**
TOTAL LIABILITIES AND EQUITY	**$157,918.47**

FanBeat

PROFIT AND LOSS

(Unaudited)

January - December 2018

	TOTAL
Income	
Services	250,000.00
Total Income	**$250,000.00**
Cost of Goods Sold	
Game Production	
Game Production - Other Services	120.00
Prize Awards	20,666.98
Total Game Production	**20,786.98**
Hosting Expenses	16,463.52
Total Cost of Goods Sold	**$37,250.50**
GROSS PROFIT	**$212,749.50**
Expenses	
G & A	
Bank Charges	300.00
Dues & Subscriptions	1,332.42
Employees	50,555.57
Insurance	52,982.44
Legal & Professional Fees	22,517.70
Meals and Entertainment	9,109.72
Office Expenses	2,189.58
Payroll Expenses	
Taxes	3,496.19
Total Payroll Expenses	**3,496.19**
Rent or Lease	29,395.01
Shipping and delivery expense	542.42
Software Licenses	4,097.90
Travel	32,325.10
Travel Meals	1,276.19
Total Travel	**33,601.29**
Utilities	5,469.77
Total G & A	**215,590.01**
Payroll Expenses	
Taxes	0.00
Wages	0.00
Total Payroll Expenses	**0.00**
Product Development	
Employees	226,805.57
Payroll Tax	17,566.27
Total Product Development	**244,371.84**
Sales / Marketing	
Advertising	5,384.93
Employees	190,805.53

	TOTAL
Marketing Services	37,650.00
Payroll Tax	14,812.27
Total Sales / Marketing	**248,652.73**
Total Expenses	**$708,614.58**
NET OPERATING INCOME	**$ -495,865.08**
NET INCOME	**$ -495,865.08**

FanBeat

STATEMENT OF CASH FLOWS

(Unaudited)

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-495,865.08
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	0.00
Accounts Payable	0.00
American Express	5,624.89
Accrued AP	-3,821.54
Direct Deposit Payable	30,898.95
Payroll Liabilities	0.00
Payroll Liabilities:Federal Taxes (941/944)	4,208.67
Payroll Liabilities:Federal Unemployment (940)	-0.01
Payroll Liabilities:GA Income Tax	570.00
Payroll Liabilities:GA Unemployment Tax	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**37,480.96**
Net cash provided by operating activities	**$ -458,384.12**
INVESTING ACTIVITIES	
Computer Equipment	-2,244.94
Net cash provided by investing activities	**$ -2,244.94**
FINANCING ACTIVITIES	
Notes Payable	585,000.00
Net cash provided by financing activities	**$585,000.00**
NET CASH INCREASE FOR PERIOD	**$124,370.94**
Cash at beginning of period	16,439.05
CASH AT END OF PERIOD	**$140,809.99**

FanBeat

BALANCE SHEET

(Unaudited)

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BLUE BUSINESS CHECKING (XXXXXX 2422)	16,439.05
Total Bank Accounts	**$16,439.05**
Accounts Receivable	
Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Payroll Refunds	273.00
Total Other Current Assets	**$273.00**
Total Current Assets	**$16,712.05**
Fixed Assets	
Computer Equipment	14,590.54
Total Fixed Assets	**$14,590.54**
TOTAL ASSETS	**$31,302.59**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	11,137.60
Total Accounts Payable	**$11,137.60**
Credit Cards	
American Express	2,950.60
Total Credit Cards	**$2,950.60**
Other Current Liabilities	
Accrued AP	3,821.54
Direct Deposit Payable	0.00
Payroll Liabilities	
Federal Taxes (941/944)	5,199.48
Federal Unemployment (940)	-63.00
GA Income Tax	794.34
GA Unemployment Tax	0.00
Total Payroll Liabilities	**5,930.82**
Total Other Current Liabilities	**$9,752.36**
Total Current Liabilities	**$23,840.56**
Long-Term Liabilities	
Notes Payable	2,012,500.00
Total Long-Term Liabilities	**$2,012,500.00**
Total Liabilities	**$2,036,340.56**
Equity	

	TOTAL
Opening Balance Equity	400.00
Retained Earnings	-1,256,167.90
Net Income	-749,270.07
Total Equity	**$ -2,005,037.97**
TOTAL LIABILITIES AND EQUITY	**$31,302.59**

FanBeat

PROFIT AND LOSS

(Unaudited)

January - December 2017

	TOTAL
Income	
Services	24,300.00
Total Income	**$24,300.00**
Cost of Goods Sold	
Game Production	
Prize Awards	748.41
Total Game Production	**748.41**
Hosting Expenses	1,538.28
Total Cost of Goods Sold	**$2,286.69**
GROSS PROFIT	**$22,013.31**
Expenses	
G & A	
Bank Charges	255.00
Dues & Subscriptions	1,773.55
Employees	84,166.68
Insurance	42,270.30
Legal & Professional Fees	27,484.80
Meals and Entertainment	8,636.26
Office Expenses	14,072.03
Payroll Expenses	
Taxes	34,332.66
Total Payroll Expenses	**34,332.66**
Rent or Lease	20,525.00
Shipping and delivery expense	335.98
Software Licenses	2,440.88
Taxes & Licenses	225.00
Travel	13,082.09
Travel Meals	1,759.49
Total Travel	**14,841.58**
Utilities	5,181.56
Total G & A	**256,541.28**
Payroll Expenses	
Taxes	0.00
Wages	0.00
Total Payroll Expenses	**0.00**
Product Development	
Employees	362,500.01
Total Product Development	**362,500.01**
Sales / Marketing	
Advertising	1,231.08
Employees	84,166.68
Marketing Services	66,844.33

	TOTAL
Total Sales / Marketing	152,242.09
Total Expenses	**$771,283.38**
NET OPERATING INCOME	$ -749,270.07
NET INCOME	$ -749,270.07

FanBeat

STATEMENT OF CASH FLOWS

(Unaudited)

January - December 2017

	TOTAL
OPERATING ACTIVITIES	
Net Income	-749,270.07
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	85,750.00
Payroll Refunds	-273.00
Accounts Payable	11,137.60
American Express	-2,223.36
Accrued AP	3,821.54
Direct Deposit Payable	0.00
Payroll Liabilities:Federal Taxes (941/944)	-7,888.52
Payroll Liabilities:Federal Unemployment (940)	-273.00
Payroll Liabilities:GA Income Tax	-1,075.00
Payroll Liabilities:GA Unemployment Tax	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**88,976.26**
Net cash provided by operating activities	**$ -660,293.81**
FINANCING ACTIVITIES	
Notes Payable	575,000.00
Net cash provided by financing activities	**$575,000.00**
NET CASH INCREASE FOR PERIOD	**$ -85,293.81**
Cash at beginning of period	101,732.86
CASH AT END OF PERIOD	**$16,439.05**

EXHIBIT B
Company Summary



Company: FanBeat

Market: Gaming

Product: Live-action mobile sports games



Company Highlights
- FanBeat is currently partnering with the Chicago Bulls and the Golf Channel, and also partnered with the Atlanta Braves from 2016-2018
- Total unique players grew to 130,239 in 2018, a 1993% increase from 6,222 unique players in 2017
- FanBeat has generated $250,000 in revenue, a 929% increase from revenue in 2017
- In 2018, FanBeat had 295,496 total games played, which was a 1396% increase from 19,756 total games played in 2017

PERKS

$500: Invitation to an investor-only trivia challenge on the FanBeat platform. Prizes for top players will include an iPad Pro, gift cards, and limited-edition company merchandise.

You are investing in Crowd Notes in this offering. Perks are meant to be a thank you from the company for investing.

COMPANY SUMMARY

Opportunity

The overwhelming majority (80%) of sports viewers say they use a smartphone or computer while watching live sports to message other fans, watch related videos, or search for player stats.[i] Furthermore, over 88% of U.S. adults claim to use a mobile device while watching TV at least once a month. Rather than acting as a distraction, academic research from the University of Texas has shown that second screen usage enhances engagement for sports programming due to the two mediums' complementary nature. Advertisers and media companies have increasingly looked at different ways to synchronize mobile content with live events to help grow their audience engagement.[ii]

FanBeat partners with teams, leagues, and media companies to offer a live-action gaming platform where sports fans answer predictive-play and trivia questions during breaks in the action for a chance to win prizes. The company has partnered with the Chicago Bulls, Atlanta Braves, and the Golf Channel to help them increase their fan engagement through an active viewing experience and competition. Due to increased viewer engagement, FanBeat provides its partners with a mobile asset they can use for additional sponsor opportunities and for actionable data on their fans.



Product

FanBeat is a live-action gaming platform that can be played via desktop or mobile app (iOS). Users sign up for a specific game or event (i.e. the Chicago Bulls vs. the Los Angeles Lakers game or Round 1 of the Arnold Palmer Invitational) and answer various predictive play and trivia questions regarding the sporting event they are watching. Typically, a contest poses about one to two questions per break in the live sporting action. FanBeat has a game research and production team that creates the questions in conjunction with their business partners. The app is free to download for users.





Question 6
Garcia and Stenson in the last group today. How many combined birdies will they have on their inward nine (eagles count two)?
890 7 or more
545 5 - 6
375 3 - 4
440 1 - 2
565 No birdies
Post My Answer
You have 43 seconds left

Question 1
Which Bull will make the team's next 3-pointer?
325 Lauri Markkanen
350 Justin Holiday
400 Denzel Valentine
275 Another Bull
You have 15 seconds left

Remainder of page left intentionally blank.





FanBeat began its partnership with the Chicago Bulls in the 2017-18 season and is currently running a live game with the Chicago Bulls that is accessible via the Bulls team app, FanBeat's website and FanBeat's iOS mobile application. The game with the Bulls will run throughout the remainder of the Bulls' season, and prizes include tickets, team gear, signed memorabilia, and suite access.



FanBeat began its partnership with the Golf Channel with four events in the 2018 season. The company is currently running a live game in conjunction with Callaway Golf and the Golf Channel that incorporates pre-recorded video questions, in addition to the standard text-based trivia questions. This contest can be accessed through FanBeat's website and will run for the Waste Management Phoenix Open, WGC-Mexico Championships, Arnold Palmer Invitational, and the WGC Dell Technologies Match Play events.

Remainder of page left intentionally blank.



Users gain points for correct answers, which they can track on FanBeat's prize leaderboard that is updated throughout the game. Users can gain additional points based on how quickly they answer a question or if they elect to use one of a limited number of available "double-downs". Prizes are distributed to users based on the amount of points they accumulate either throughout the specific contest or during the entire season. Prizes are sourced from FanBeat's business partners and vary for each contest. Examples of prizes include signed memorabilia, event tickets, sports equipment, and cash. Fanbeat is currently running a $1 million perfect game challenge, where if a user is able to answer all 20+ questions in a specific contest correctly, then they would win $1 million. If there are multiple winners, the grand prize will be distributed evenly among qualifying winners. The insurance and surety bonds costs for the perfect game contest are passed onto FanBeat's partners through its activation pricing.



Question 1
It's moving day in Mexico City. Sergio Garcia is T2 and 2 shots back. Where will he be at the end of the Round 3?
735
Leading or tied for the lead
Tap to double down.
375
2nd - 6th
485
7th or lower
Post My Answer
You have 0 seconds left
Question 10
COUNTDOWN: Using his Callaway Rogue Driver with Jailbreak Technology, how far did Phil Mickelson hit his tee shot on the par-five 6th earlier today?
You got it right!
+502
502
345
27%
502
378
48%
502
391
11%
502
404
Correct answer
15%

Remainder of page left intentionally blank.



Use of Proceeds and Product Roadmap

FanBeat intends to use the proceeds from this raise for sales and marketing, future wages, as well as product enhancements. The company plans to use about 24% of this raise to ramp up sales and marketing to continue to close key pipeline deals and increase their userbase. The company intends to use about 8% of the raise to go towards product enhancements like the development of video questions and live-action wagering contests. Finally, FanBeat intends to use approximately 68% of this raise to go towards future wages to help build out the company's team. The company has the ability to alter the use of proceeds at its discretion.





Use of Proceeds: Min Raised ($25k)
$6,000
$2,000
$17,000
General Marketing
Research and Development
Future Wages

Use of Proceeds: Max Raised ($107k)
$26,000
$8,500
$72,500
General Marketing
Research and Development
Future Wages

Video Questions

In 2019, FanBeat plans to launch a new feature where questions are pre-filmed by an athlete or personality and then asked to contestants via video. Up until this point, all questions posed to FanBeat users were in a text-only format, complemented with imagery. FanBeat and Callaway Golf have partnered to develop a mix of trivia and predictive-play questions for designated events in 2019. Callaway Golf sponsored pros and brand ambassadors were recorded on camera during the Callaway-sponsored media days before the tournament starts. Users will be prompted to answer these pre-recorded questions throughout the round.

Remainder of page left intentionally blank.



Live-Action Wagering

In 2019, FanBeat plans to make available a live-action wagering version of its predictive play and trivia-based game in partnership with licensed gaming operators. Following the U.S. Supreme Court's ruling in May of 2018 that overturned the Professional and Amateur Sports Protection Act, states are now able to license legal sportsbooks.[iii] Instead of just competing for prizes, FanBeat users located in states that have legalized online sports betting will have the ability to join "pay-to-play" games by electing an entry fee ($10 game, $20 game, etc.) and then competing against all other players in that game pool. Game play will be very similar to recent FanBeat games with users answering a mix of predictive-play and trivia questions to earn points and move up the leaderboard. At the end of the game, cash winnings will be distributed based upon an explicit pay table which allocates specific percentages of the overall pool value to game winners.



9:41 AM
100%
FANBEAT
SUPERBOWL LIII
February 3, 2019 @ 6:30pm ET
32:18
Deadline to join
LIVE-ACTION GAME
20 question game during the event
Game Rules
Pool Play
Private Games
Joined
FREE
Join
$5
$22,658
Joined
$10
$46,103
Join
$25
$131,857
Join
$50
$378,823
Begin Playing
9:41 AM
100%
FANBEAT
SUPERBOWL LIII
February 3, 2019 @ 6:30pm ET
LEADERBOARD
FREE PLAY
2,497 people playing
$1 Million Perfect Prize
1. Bob Loblaw
2. Tebow Take the Wheel
3. Love Shaq
4. Miller Instict
5. Fortune Rookie
6. Biscuits McGrady
7. Ham Dunk
9:41 AM
100%
FANBEAT
SUPERBOWL LIII
February 3, 2019 @ 6:30pm ET
LEADERBOARD
WAGER: $100
The pot is $1,311,570
1. Bob Loblaw $702,119
2. Tebow Take the Wheel $201,983
3. Love Shaq $104,560
4. Miller Instict $31,106
5. Fortune Rookie $12,119
6. Biscuits McGrady $8,991
7. Ham Dunk $5,673
8. Randolph McAnders $3,228

Business Model

FanBeat currently generates revenue from its partners who sponsor the games. These customers are teams and media companies that are looking for a digital asset that increases fan engagement and that they can monetize with their sponsor community. FanBeat charges its partners a fee based on the scope of the events to be run. The fee for a season typically ranges from $50,000 to over $100,000. The company offers fixed-fee pricing on these initial customer deals based on estimated player volumes during the duration of the contract. In addition to increased fan engagement and a digital asset to monetize with sponsors, FanBeat also provides actionable and unique data to its partners. FanBeat's current partners include teams and media companies and the company continues to target partnerships with additional teams and media companies, in addition to sports leagues and blue-chip brands.

The app is free to download for users.

User Traction

In 2018, there were 262,097 total games played through FanBeat, a 984% increase from the 24,184 games played in 2017. This growth was driven by an increase of games played from previous partners like the Chicago Bulls and the Atlanta Braves and from a new partnership with the Golf Channel. In 2016, the company had 6,882 games played by users. In total, FanBeat has had over 295,000 games played and run over 340 live events.



In 2018, FanBeat had 117,438 unique players on its live-action games. This represented 1,107% growth from 2017, when the company had 9,727 unique players. In 2016, the number of unique players totaled 3,074. In total, FanBeat has had over 130,000 unique players.





Partnerships

FanBeat partners with sports teams, media companies, and leagues. In 2018, FanBeat had partnerships and created live-action games for the following entities:

- **Atlanta Braves**: FanBeat created contests for home games for the Major League Baseball team the Atlanta Braves in 2016-2018. Georgia Lottery was the sponsor for this program.
- **Chicago Bulls**: FanBeat developed games for all home and away games in the 2017-18 season for the Chicago Bulls, a franchise in the National Basketball Association. AT&T was the sponsor for this program. FanBeat is currently running an active game for the Chicago Bulls.
- **The Golf Channel/NBC Universal**: FanBeat partnered with The Golf Channel and NBC Universal to develop games for four PGA Tour Events in 2018 (World Golf Championships – Mexico, The Valspar Championship, The Arnold Palmer Invitational, World Golf Championships – Match Play). Callaway Golf was the sponsor for this program. FanBeat is currently running an active game for the Golf Channel.



Remainder of page left intentionally blank.


FanBeat began developing its live-action gaming platform in the fall of 2014. In 2015, the company ran pilot events at a variety of sporting events and in 2016 began generating revenue through its business partnerships.

In 2018, FanBeat generated $250,000 in revenue, a 929% increase from total revenue in 2017. In 2017, the company generated $24,300 in revenue compared to $106,000 in 2016. In 2015 and 2014, FanBeat generated virtually no revenue as the company was building the product and focusing on market fit through a series of pilot events.



Remainder of page left intentionally blank.



In 2018, FanBeat incurred $708,615 in total expenses. Sales and marketing expenses were the largest expense in 2018, accounting for about 35% of total expenses. In 2017, the company incurred $765,904 in total expenses for the year, a slight decrease from the expense total of $784,256 in 2016. In 2015, FanBeat had $497,476 in total expenses compared to $75,622 in 2014.



Remainder of page left intentionally blank.



In 2018, FanBeat generated a net loss of $495,865, and in 2017, FanBeat generated a net loss of $743,891. In 2016, the company generated a net loss of $678,867 compared to a net loss of $501,679 in 2015. FanBeat had a net loss of $72,622 in 2014.



INDUSTRY AND MARKET ANALYSIS

In 2018, Newzoo projected that approximately 2.3 billion gamers across the world will spend $137.9 billion on games during the year, a 13.3% increase from 2017. Digital game revenues represent about 91% of the global market. Mobile gaming is the largest gaming segment, with sales forecasted to reach $70.3 billion in 2018, up 25.5% year-over-year. 2018 was the first year that the mobile segment accounted for more than half of all game sales. Smartphones were projected to account for about 80% of mobile gaming revenues in 2018, with the remaining 20% coming from tablets. Mobile games are forecast to grow to a $106.4 billion industry in 2021, accounting for 59% of sales of the entire gaming market.[iv]





Devices Used Simultaneously While Watching TV Among US Internet Users, by Generation, July 2017
% of respondents in each group

Millennials (20-36)
- Desktop/laptop: 68%
- Smartphone: 68%
- Tablet: 24%

Gen X (37-51)
- Desktop/laptop: 63%
- Smartphone: 52%
- Tablet: 26%

Baby boomers (52-69)
- Desktop/laptop: 56%
- Smartphone: 39%
- Tablet: 25%

Total (18+)
- Desktop/laptop: 61%
- Smartphone: 51%
- Tablet: 25%

■ Desktop/laptop ■ Smartphone ▨ Tablet

Note: in the past week
Source: YuMe and Nielsen, "Connected TV Fast Forward," Jan 8, 2018
234384   www.**eMarketer**.com

About 185.8 million adults in the U.S. are estimated to regularly use the internet on a second screen device while watching TV this year, an 4.5% increase from 2017. eMarketer forecasts 193.5 adults will be second screening (using a desktop/laptop or mobile device to go online while watching digital video or traditional TV content) in 2019, a 4.1% increase from 2018. Millennials (~68%) were the most likely to be using a smartphone as a second screen, followed by Generation Xers (~52%).[v]

In May 2018, the U.S. Supreme Court overturned the Professional and Amateur Sports Protection Act that prevented states from drafting their own regulations for sports betting. This ruling allowed legal sportsbooks to begin operating throughout the U.S. Previously, it had only been allowed in grandfathered-in states like Nevada, Oregon, Delaware, and Montana.[vi] As of November 2018, New Jersey, Mississippi, West Virginia, New Mexico, Pennsylvania, and Rhode Island joined the aforementioned grandfathered states and passed regulation that legalized some form of sports betting.[vii] The global sports betting market was valued at approximately $104 billion in 2017 and is forecasted to grow at a compound annual growth rate (CAGR) of 8.83% from 2018 to 2024 to reach approximately $155 billion in 2024.[viii]

COMPETITORS

DraftKings: DraftKings is a Boston-based online fantasy sports contest app where users can win cash prizes. DraftKings users are able to compete in daily or weekly online sports contests across ten professional sports in the U.S., Canada, the U.K., Malta, Germany, Ireland, and Austria. Customers assemble a team after drafting athletes based on athletes' salary valuations and historical performance data. Users then submit their team before the games begin and the athletes earn points based on their in-game performance.[ix] DraftKings earns revenue by charging users an entry fee to participate in its cash-prize contests.[x] For New Jersey residents, DraftKings runs a legal sportsbook for customers to place bets on the outcome of games. The company is currently working with other states that have authorized sports betting to obtain operating licenses.[xi] The company has over 20,000 public contests per day and has paid out $6.2 billion across all sports.[xii] As of September 2018, DraftKings, had raised about $900 million and was seeking an additional $200 million in funding.[xiii]



FanDuel: Founded in 2009, FanDuel offers online fantasy sports contests. Users create an account and can compete in tournaments, head-to-head contests, and skill-based challenges, among other types of games for a chance to win a cash prize. FanDuel charges users an entry fee to participate in its cash-prize contests and takes a cut (usually around 10%) of the entry fees.[xiv] FanDuel also offers legal online wagering for New Jersey residents.[xv] In May 2018, FanDuel and Paddy Power Betfair, a London-based sports betting and gaming group, announced that they were merging their U.S. businesses.[xvi]

WinView Games: Founded in 2008, WinView Games is a live sports prediction app, where users can predict the next plays in a game. Users can enter cash contests or play free games for fun. When entered in a contest, a user will be prompted to answer prop bet question before and during each live game. WinView offers contests in NBA, MLB, NHL, or NFL games.[xvii] The company's paid contests have entry fees ranging from $2 to $100 and are legal to play in 36 U.S. states. The free-entry contests are legal to play in all 50 states and offer smaller prize pools.[xviii] WinView Games raised a $12 million Series B round in May 2017, bringing its total funding to about $20 million.[xix]

Boom Fantasy: Boom Fantasy, a New York-based company, is an online simplified daily fantasy sport company. Users can enter cash prize contests in major sports like the NFL and NBA and also in sports like sumo wrestling.[xx] A player pays cash to enter contests and then answers a series of predictive sports questions, with each answer assigned a point value.[xxi] In June 2018, Boom Fantasy raised $4.5 million in funding, bringing its total funding to about $8 million. At that time, Boom Fantasy was live in 35 U.S. states.[xxii]

EXECUTIVE TEAM



Ed Trimble, Chief Executive Officer: Ed founded FanBeat in 2014 after serving as the president of a business-to-business cloud app integration company. Prior to that, Ed was the senior vice president of Global Marketing and Ecommerce at PGI, a publicly traded virtual communication company. He was also the co-founder and CEO of EzGov, a software and services company for federal, state, local, and foreign governments. He has also been recognized as an Ernst and Young Southeast Entrepreneur of the Year.[xxiii] Ed began his career at Accenture after graduating from Duke University in 1990 with a BSE in Mechanical Engineering and has received Duke's Distinguished Young Alumnus award.[xxiv]



Brandon Farley, Chief Revenue Officer: Brandon joined FanBeat in 2015 after previously serving as the managing director for sales and marketing at Apparity, an enterprise software company. He has over 10 years of director-level experience in sales and marketing for various companies. Brandon graduated from Stanford University in 1994 with degrees in English and Communications, where he was also a member of the Varsity soccer and golf teams.





Mike Richards, Chief Technology Officer: Mike joined FanBeat in 2014 as the Chief Technology Officer and technical co-founder. Previously, he worked at AT&T Digital Life where he was a senior developer. He also has experience as a software developer for Macy's, Engauge Digital, Collinson Media and Events, and Enterprise Rent-A-Car. Mike began his career developing technology solutions for small businesses after graduating from Elon University in 2005 with a BS in Computer Science and Computer Information Systems.

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $25,000 Max: $107,000
Valuation Cap: $14,000,000
Discount Rate: 20%
Interest Rate: 6%
Conversion Provisions: In connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into shares of non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price paid per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price paid per share paid on a $14,000,000 valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions

PRESS

Global Gaming Business: The Importance of Data in Sports Betting
The Golf Channel: Callaway's $1 Million FanBeat Challenge
Alabama News Network: Georgia Lottery Partners with Atlanta Braves for Million Dollar Challenge
MLB: 101 Things To Do At SunTrust Park
Golf Channel: This Week Kicks off NBC Sports Group's Broadcast Coverage of the 2018 Golf Season with Most-Comprehensive Coverage in Network Television

[i] https://www.thinkwithgoogle.com/consumer-insights/sports-fans-video-insights/
[ii] https://www.stats.com/industry-analysis-articles/sports-second-screen/
[iii] https://www.sbnation.com/2018/5/14/17274822/supreme-court-ruling-legalized-sports-betting
[iv] https://newzoo.com/insights/articles/global-games-market-reaches-137-9-billion-in-2018-mobile-games-take-half/
[v] https://www.emarketer.com/content/millennials-favor-smartphones-for-second-screening
[vi] https://www.sbnation.com/2018/5/14/17274822/supreme-court-ruling-legalized-sports-betting
[vii] http://www.espn.com/chalk/story/_/id/19740480/gambling-sports-betting-bill-tracker-all-50-states
[viii] https://www.zionmarketresearch.com/report/sports-betting-market
[ix] https://about.draftkings.com/?_ga=2.66665070.1197057300.1545854178-1845358222.1545854178#
[x] https://www.cnbc.com/2015/09/20/draftkings-fanduel-make-millions-and-give-them-away-as-fantasy-revs-up.html



xi https://www.draftkings.com/sportsbook

xii https://www.draftkings.com/

xiii https://pitchbook.com/news/articles/draftkings-sitting-pretty-after-supreme-court-ruling

xiv https://www.cnbc.com/2015/09/20/draftkings-fanduel-make-millions-and-give-them-away-as-fantasy-revs-up.html

xv https://myaccount.fanduel.com/responsible-gaming.shtml

xvi https://www.businesswire.com/news/home/20180523006111/en/Paddy-Power-Betfair-FanDuel-Enter-Merger-Agreement

xvii https://www.winviewgames.com/#howtoplay

xviii https://www.winviewgames.com/about/

xix https://www.forbes.com/sites/darrenheitner/2017/05/15/12-million-secured-for-second-screen-sports-skill-gaming/1

xx https://www.boomfantasy.com/signup/introduction

xxi https://techcrunch.com/2017/05/31/boom-fantasy-raises-2m-betting-that-fans-want-a-simpler-version-of-fantasy-sports/

xxii https://www.forbes.com/sites/darrenheitner/2018/06/19/boom-fantasy-closes-4-5-million-round-with-participation-from-major-league-baseball-team-owner/#202eb92966bc

xxiii https://www.bizjournals.com/atlanta/stories/2003/06/23/tidbits1.html

xxiv http://dukemagazine.duke.edu/article/engineering-excellence

EXHIBIT C
Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

FanBeat Inc.
309 East Paces Ferry Road NE , Suite 400,
Atlanta, GA 30305

Ladies and Gentlemen:

The undersigned understands that FanBeat Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $107,000.00 of Crowd Note (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated January 31, 2019 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on April 8, 2019, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVentures Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVentures Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVentures Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVentures Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

3

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the

4

following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	309 East Paces Ferry Road NE , Suite 400, Atlanta, GA 30305 Attention: Ed Trimble
with a copy to:	1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

FanBeat Inc.
By_____ Name: Title:

EXHIBIT D
Crowd Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

FanBeat Inc.

CROWD NOTE

FOR VALUE RECEIVED, FanBeat Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $14.0 million

The "**Discount**" is 20.0%.

The "**Interest Rate**" is 6.0%.

The "**Offering End Date**" is April 8, 2019

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. "**Maximum Raise Amount**" shall mean $107,000 under Regulation CF.

j. "**Outstanding Principal**" shall mean the total of the Purchase Price plus outstanding accrued interest at any given time. Interest shall accrue on the Purchase Price at the Interest Rate, compounding on the last day of each calendar quarter, until the Qualified Equity Financing or Corporate Transaction, whichever is sooner.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity

Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

     i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

     ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

    a. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

    b. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

         i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

         ii. Obtaining the Corporate Transaction Payment.

    b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 2 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for

herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and

nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

    1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

    2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

    3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u> that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

    4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

    5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

    6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

    7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

    8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and

all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Wilmington, Delaware unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it

intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E
Pitch Deck



FANBEAT
Question 1
It's moving day in Mexico City. Sergio Garcia is T2 and 2 shots back. Where will he be at the end of the Round 3?
735
Leading or tied for the lead
Tap to double down
375
2nd - 6th
485
7th or lower
Post My Answer
You have 0 seconds left

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document and we caution you not to place undue reliance on such statements. We are a start-up business and as such certain images contained in this document are for illustration purposes only. Our company, our management and our affiliates assume no obligation to update any forward-looking statements to reflect events after the initial publication of this document or to reflect the occurrence of subsequent events.

Viewing Habits are Changing



- Academic research has shown second screen usage enhances engagement for sports programming[1]

- 80% of sports viewers say they use a smartphone or computer while watching live sports[2]

- 193 million adults are forecasted to be second screening in 2019, a 4.1% increase from 2018[3]

1. https://www.stats.com/industry-analysis-articles/sports-second-screen/
2. https://www.thinkwithgoogle.com/consumer-insights/sports-fans-video-insights/
3. https://www.emarketer.com/content/millennials-favor-smartphones-for-second-screening

Market Growth and Size

2021 Mobile
Games Market

$106.4
billion

2018 Mobile
Games Market

$70.3
billion

2015 Mobile
Games Market

$31.6
billion

Source: https://newzoo.com/insights/articles/global-games-market-reaches-137-9-billion-in-2018-mobile-games-take-half/

What is FanBeat?

FanBeat partners with teams, leagues, media companies, and big brands to offer a live game action gaming platform where sports fans answer predictive-play and trivia questions during breaks in the action for a chance to win prizes.

....

FANBEAT

FanBeat Game Flow

Predictive Play (e.g. which player will make the next 3 pointer?) and Trivia-based Questions with Broadcast Partner Assets







AT&T
11:28 AM
100%
Question 1
Jimmie Johnson and his #48 Chevy start today's race in P7. In what place will he be running at the end of the first stage?
930
1 - 3
640
4 - 6
640
7 - 10
570
11 +
You have 9 seconds left
Verizon
12:33 PM
100%
Question 1
Which Bull will make the team's next 3-pointer?
325
Lauri Markkanen
350
Justin Holiday
400
Denzel Valentine
275
Another Bull
You have 15 seconds left
AT&T
11:28 AM
100%
Question 1
Jimmie Johnson and his #48 Chevy start today's race in P7. In what place will he be running at the end of the first stage?
You got it right!
+640
930
1 - 3
0%
640
4 - 6
Correct answer
100%
640
7 - 10
0%

Customer Value Proposition

FanBeat's customers are teams, leagues, and media companies who source the prizes, promote the games to their fan/viewer bases, and monetize FanBeat's unique digital assets with their sponsor communities.

Value proposition for our customers:

1. Increased fan/viewer engagement

2. Incremental sponsor revenue

3. Valuable source of fan/viewer data

Our Customers













Case Study: Partnership with the Golf Channel in 2018





GOLF CHANNEL

Question 10
COUNTDOWN: Using his Callaway Rogue Driver with Jailbreak Technology, how far did Phil Mickelson hit his tee shot on the par-five 6th earlier today?
You got it right!
+502
502
345
27%
502
378
48%
502
391
11%
502
404
Correct answer
15%

- Over 188k games played
- Over 79k unique players
- Over 72% of new players who viewed the landing page played a game
- Over 52% average viewership lift

Tomorrow's Market Opportunity

Courts & Law

States are free to authorize sports betting, Supreme Court rules

The Washington Post

U.S. Supreme Court ruling allowed legal sportsbooks to begin operating throughout the U.S.[1]

Some form of sports betting now legal in the following U.S. states:[2]

Nevada	Oregon
Delaware	Montana
New Jersey	Mississippi
West Virginia	New Mexico
Pennsylvania	Rhode Island

Global sports betting market projected to reach $155 billion by 2024[3]



1. https://www.sbnation.com/2018/5/14/17274822/supreme-court-ruling-legalized-sports-betting
2. http://www.espn.com/chalk/story/_/id/19740480/gambling-sports-betting-bill-tracker-all-50-state
3. https://www.zionmarketresearch.com/report/sports-betting-market

FanBeat 2.0 – Live-Action Sports Wagering

FanBeat is currently building a 2.0 version of the product to launch in 2019, enabling pool-play wagering for live-action games.


9:41 AM
100%
FANBEAT
SUPERBOWL LIII
February 3, 2019 @ 6:30pm ET
LEADERBOARD
FREE PLAY
2,497 people playing
$1 Million Perfect Prize
1. Bob Loblaw
2. Tebow Take the Wheel
3. Love Shaq
4. Miller Instict
5. Fortune Rookie
6. Biscuits McGrady
7. Ham Dunk


9:41 AM
100%
FANBEAT
SUPERBOWL LIII
February 3, 2019 @ 6:30pm ET
LEADERBOARD
WAGER: $100
The pot is $1,311,570
1. Bob Loblaw $702,119
2. Tebow Take the Wheel $201,983
3. Love Shaq $104,560
4. Miller Instict $31,106
5. Fortune Rookie $12,119
6. Biscuits McGrady $8,991
7. Ham Dunk $5,673
8. Randolph McAnders $3,228

How it Will Work


9:41 AM
100%
FANBEAT
SUPERBOWL LIII
February 3, 2019 @ 6:30pm ET
32:18
Deadline to join
LIII
SUPER BOWL
LIVE-ACTION GAME
20 question game during the event
Game Rules
Pool Play
Private Games
Joined
FREE
Join
$5
$22,658
Joined
$10
$46,103
Join
$25
$131,857
Join
$50
$378,823
Begin Playing

- Users will have the ability to join “pay-to-play” games by paying an entry fee (e.g. $10 game, $20 game, etc.)
- Users will compete against other players that have entered that game with similar predictive play and trivia questions being posed
- Cash winnings will be distributed to the user with the highest score

FanBeat Management Team



Brandon Farley
Chief Revenue Officer

- Joined FanBeat in 2015
- Over 10 years of director-level experience in sales and marketing
- BA in English and Communications from Stanford University



Ed Trimble
Chief Executive Officer

- Founded FanBeat in 2014
- Previous Founder and CEO experience
- Ernst & Young Southeast Entrepreneur of the Year[1]
- BSE in Mechanical Engineering from Duke University and a Duke's Distinguished Young Alumnus award[2]



Mike Richards
Chief Technology Officer

- Joined FanBeat in 2014
- Software developer experience for AT&T, Enterprise Rent-a-Car, an Macy's
- BS in Computer Science and Computer Information Systems from Elon University

1. https://www.bizjournals.com/atlanta/stories/2003/06/23/tidbits1.ht
2. http://dukemagazine.duke.edu/article/engineering-excellence

Thank You For Your Time!

Visit our Website at:
www.fanbeat.com



EXHIBIT F
Video Transcript

FanBeat gives sports fans a Stake In The Action

The new mobile game lets sports fans play along in real-time

Players answer trivia and predict-the-action questions during breaks in the game

Product shot showing a scrolling prize board

Compete to win cash, tickets, equipment, jerseys and other fun prizes

FanBeat can be played at home or in venue

Backdrop of partner logos

FanBeat partners with sports teams, leagues, media companies and big brands to offer customized games to sports fans

Screenshot of Callaway Phil question

Giving sponsors unique opportunities to be integrated into game play, capturing attention and valuable player insights

Screenshot of Callaway Phil question

Success metrics scrolling across screen: 340+ live sporting events, 72% landing page conversion, 1993% annual player growth, 52% lift in viewer broadcast consumption

The numbers don't lie - sports fans love FanBeat!

<Visual> Championship moment/ tee shot image

Today, FanBeat is free to play, and teed up to expand into live-action sports wagering

EXHIBIT G
Webinar Transcript

Brett A.:   Hey everybody. We're going to give it about one more minute, to let some people file in before we get started here. So, about a minute or so.

Brett A.:   Hi everybody. This is Brett Andrews with MicroVentures. Thank you all for joining us this afternoon. Today we're going to be hearing from [inaudible 00:01:18] with FanBeat. Today I'm joined by Ed Trimble, CEO of FanBeat. Ed founded FanBeat in 2014 after serving as the President of a business-to-business cloud app integration company. Prior to that, Ed was the Senior Vice President of Global Marketing and E-commerce at PGI, a publicly traded virtual communication company.

Brett A.:   He was also the co-founder and CEO of EzGov, or E - Z - Gov, a software and services company for federal, state, local, and foreign governments. He has also been recognized as an Ernst and Young Southeast Entrepreneur of the Year. Ed began his career at Accenture after graduating from Duke University in 1990 with a BSE in Mechanical Engineering and has received Duke's Distinguishing Young Alumnus Award.

Brett A.:   Also joined today by Brandon Farley. He's the Chief Revenue Officer with FanBeat. Brandon joined FanBeat in 2015 after previously serving as the managing director for Sales and Marketing at Apparity, an enterprise software company. He has over 10 years of director-level experience in sales and marketing for various companies. Brandon graduated from Stanford University in 1994 with degrees in English and Communications, where he was also a member of the varsity soccer and golf teams.

Brett A.:   How are you guys doing today?

Ed T.:   Great. Great, thank you.

Brett A.:   Great. So, real quick, before we get started, just to lay down the ground rules for those of you folks who have not attended one of our webinars. Today Ed and Brandon are going to run through their pitch deck. You should see that on your screen. That should be about 10 or 15 minutes. During that presentation, we encourage you all to submit questions. So if you go over to your GoToWebinar control panel, there's a tab titled Questions. You can go in there and type them in. They'll go just to me. So you can feel free to submit during the presentation.

Brett A.:   At the end of the presentation, we will open up the floor for Q&A, and I will field the questions that have already been submitted, and any others that you guys have after the fact. And then I will give Ed and Brandon a chance to answer them.

Brett A.:   So with that, I'll let Ed and Brandon take it away, and introduce everyone to FanBeat.

Ed T.:   Thanks, Brett. And thanks to everyone who's tuning in today. We appreciate you making time to learn more about the business.

Ed T.:   So as Brett mentioned, FanBeat's a company that was founded in late 2014. And we provide live-action gaming solutions, in partnerships with sports teams and leagues, and media companies.

Ed T.:	I want to, as Brett said, spend a few minutes walking through the presentation here, and then open it up to some Q&A at the end.
Ed T.:	Trying to pace down here to the next slide. Brett, are you in control of this?
Brett A.:	No, you should be. There you go.
Ed T.:	Okay, thanks. So, viewing habits are changing. With general viewers, entertainment viewers overall. We see that certainly in the sports entertainment space. Academic research has shown that second screen usage enhances engagement for sports programming. And the types of successes and metrics that we're seeing that we'll share some of in a few minutes certainly back that up.
Ed T.:	Per the poll that was done, referenced in bullet two, 80% of sports viewers say they use a smartphone or computer while [watching] live sports. I'm sure that's not a big surprise to anyone who's tuning in here to the webinar.
Ed T.:	And 193 million adults are forecasted to be second-screening in 2019, a 4.1% increase from 2018. So these trends really underlie the thesis of our business, and some of the successes that we're seeing, and the opportunity that we have in front of us at FanBeat.
Ed T.:	It's a growing market, a large and growing market, in relation to local gaming. Per these projections, referenced at the bottom, $31.6 billion global gaming market in 2015. Growing to $70.3 billion in 2018. And $106 billion by 2021.
Ed T.:	So what exactly is FanBeat? As I mentioned at the start, we partner with sports teams, leagues, media companies, and big brands. And as we'll talk about later in the presentation, there's also a tremendous opportunity in the sports wagering and gaming operator space. We partner with these entities to offer a live action gaming platform, where sports fans answer predictive-play and trivia questions during breaks in the action, for a chance to win prizes. And this game play happens on the mobile device in venue. So it can happen at the stadium, at the live event. Or it can happen in the living room, while someone's enjoying the broadcast of sports event on TV.
Ed T.:	Here's just an example of the game flow, how the question flow works. In this case, it's a NASCAR example. Predictive-play type question. So, as we referenced in the earlier slide, we have a mix, generally of about two-thirds predictive play questions, and one-third trivia questions. And again, those questions, we're very careful not to step on the live action. We push those questions during breaks in the action. Typically commercial breaks in the broadcast. In this example, Jimmy Johnson, his number 48 Chevy started today's race in P7. In what place will he be running at the end of the first stage?
Ed T.:	So, we turned this a longer horizon predictive-play question. It's asking you to predict the action that will play out over the next, in this case, maybe 10, 20, 30 minutes. The second example here, which Bull will make the team's next three pointer? This is an example of a more real time predictive-play question. So we're able to push that question out. You'll notice in all these questions, you have various point values on the

left. Those are odds-weighted, probability-weighted, based on the likelihood of that outcome.

Ed T.:   So it really does create a challenging game of skill for the players that are playing. And then here, on the far right, the image represents what might happen for the NASCAR question, the case where the first stage is finished. If you answered that four to six, place four to six for Jimmy Johnson's car, in this example, you got it right, and you got the 640 points.

Ed T.:   So it's a very real time, interactive, immersive game, that's unique in the market in terms of live action game play.

Ed T.:   So as I mentioned, we're not going to market, taking this to market directly with sports fans. We are engaging and partnering with teams, leagues, media companies, and big brands, who source the prizes, promote the games to their fan and viewer bases, and then monetize our unique digital assets with the sponsor communities. And the value proposition for these partners as we represent the opportunity to them is one, increased fan/viewer engagement. So we have seen over and over again that fans playing FanBeat will watch more of the action, because they have a stake in the action. And that's obviously very valuable to the sports teams, leagues, and also to the media companies who are tracking things like Nielsen Ratings.

Ed T.:   We're able to provide this new digital asset that allows these partners to capture incremental sponsor revenue from the brands. So we have from the ground up woven sponsor assets into the game play, in the form of interstitial units between questions and answer graphs, in the form of actual promos that appear full-screen during the game, and offer some type of promotion to the players, where they can click through and engage. So it's a very sponsor-friendly platform and experience by design.

Ed T.:   And then thirdly, there's a lot of valuable data that the game is able to capture and synthesize, and that's something that we share with partners as part of the engagement.

Ed T.:   Who are these partners that we worked with? Here are a few of the logos that are up. The Atlanta Braves. Chicago Bulls. Georgia Lottery. Callaway Golf. AT&T. The Golf Channel. As you can see it's a pretty wide range of activations across, and this what's represented here, three different sports. Baseball, basketball, golf. FanBeat is designed, and really works well, for most all sporting events.

Ed T.:   We did want to represent just one example program, with some further information, and data and metrics that we can provide. So, this is a program that we first ran last year, in partnership with Golf Channel and Callaway Golf, for four tournaments, that's represented here. We're in the middle of a similar program right now for 2019. And in fact, we'll be running our fourth tournament next week for WGC Match Play. I'd encourage anyone who's interested to check out that game and enjoy that experience.

Ed T.:	But this slide represents the success that we had last year with the program. So again, just another example question that we represent here on the left, that shows how we're able to create compelling question content that sports fans enjoy. But that's also beneficial to our partners, to the brands. Using his Callaway Rogue Driver with Jailbreak Technology. How far did Phil Mickelson hit his tee-shot on the par five sixth earlier today. So that's really more of a trivia-type question. It's historical in nature.
Ed T.:	It was a very successful program; last year's represented with these metrics. We had over 188,000 total games played. We had over 79,000 unique players participate. Over 72% of the new players that discovered the activation, and viewed the promotional landing page, actually clicked through and played the game, so that demonstrates the great appeal of this unique, real-time live action game. And then we also saw, in our analysis with Golf Channel, of what happened to viewership with FanBeat players versus their typical viewers on a couple of weekend days, we saw over a 52% average lift in viewership. That's minutes of the broadcast viewed, based on how much of the FanBeat games viewers were playing.
Ed T.:	So, that's our opportunity today, in our core business model today. We also wanted to represent that the landscape is changing in a very exciting way. As many of you are probably aware, there was a big Supreme Court decision last year, that really opened the way for state-by-state legalization of sports wagering. And some forms of sports betting now are legal in the following 10 states that are represented here on the bottom left of the slide.
Ed T.:	Per the reference at the bottom of this slide, global sports betting market is projected to reach $155 billion by 2024. So this is a really exciting opportunity that a lot of people are watching, that a lot of people are interested in. And that with our FanBeat product, and the game play that we offer today, you can imagine the opportunities that that opens up for our business.
Ed T.:	In fact, we are in the design and development stages for a version of our product that will support live action sports wagering. And our plan is to release that this year. We'll have definitive dates yet for that, there are a lot of complexities as you can imagine around legal requirements and hurdles, and licensing, and such, to get a gambling offering into the market. But our game play is very unique in the live action gaming space. And our vision here is, whereas it's a free to play game today, where fans compete for prizing, we're going to offer a version where fans can actually pay to play. And join pool play, potentially a $10 game, $50 game, $100 game. Compete against other fans by answering questions. Moving up the leader board. And then we will, at the end of the game, instead of awarding prizes like we currently do with our partners, there would be cash distributions to the winners.
Ed T.:	Brett introduced me and Brandon Farley, our Chief Revenue Officer, who's also on the call, and may help field a question or two here in just a minute. The third senior member of our management team, Mike Richards, our Chief Technology Officer, has been with FanBeat from the early days, and really has a very strong background in enterprise software development. His last position was with AT&T doing big system, high transactional-type mobile applications. And that experience translated very well to our

FanBeat technical challenges. Mike has a BS in Computer Science and Computer Information Systems from Elon University.

Ed T.: So that's the extent of the formal presentation. And be glad, with Brett, to open it up to any questions that may have come through.

Brett A.: Thank you guys. Thanks, Ed. So I just want to remind everyone we did have a few people join on a little late after I gave the instructions so there is a question window, so you can go in and type in there, if you do have any questions based on the presentation, and I will be happy to field them and present them.

Brett A.: You know, I like to kick things off usually and just get a, kind of back up to the beginning and sort of, how did you guys get into this? Maybe if you can share that story real quick, and then yeah, we've already got a couple questions in here that we can move into. But yeah, I'd love to hear just a bit of history of how you guys came together and started this thing.

Ed T.: Yeah, so we started the business really at the height of daily fantasy. So FanDuel and DraftKings were experiencing a lot of success with their products and games. But we noticed a side effect of that phenomenon. I saw it firsthand with through my kids, and the younger generation, in that with fantasy sports and with daily fantasy, it really encourages you to focus on players, and statistics, and assembling teams across the particular sport, the league. And as a result of that, you become really focused on the players, and the stats. And the highlights. And less focused on, let's say that hometown team. And less focused on tuning into a singular live event, say a football game on an NFL Sunday afternoon.

Ed T.: So we saw this opportunity to create a very engaging and different type of gaming experience, where you really, at least to compete successfully, you need to be watching the game, at the stadium or on TV, to answer question during breaks in the action. And the goal is really to pull the sports fan back to the live event. And in doing so, we knew that we'd not only create a compelling gaming experience, but we would also, could offer great benefits to our partners, the teams, leagues, and media companies who are fighting that challenge of, how do we get sports fans to buy tickets and come to the games? How do we get sports fans to tune in and watch the two-and-a-half-hour broadcast?

Brandon F.: Yeah, I think I'd echo that, just in terms of you know, the phenomenon of social media and mobile communication, in concert with experiencing a live sporting event, it's kind of a last frontier of content consumption that you want to watch live. DVRs kind of make live television watching of your favorite shows something that is on your time, and sports is a little bit of the last frontier of that.

Brandon F.: And we wanted to be able to deliver a more formalized framework of the fan experience. I think that with things like Instagram and Twitter and Facebook, folks are, as I heard somebody describe it the other day, living their life out loud. They like to experience things in tandem with some kind of event. And so to be able to deliver a

gamification experience to the fan, while being able to provide a digital asset to our partners, seemed like very much something that the market would have demand for.

Brett A.: Yeah, I think there's, there's no doubt that we're always battling our phones with our intention to whatever we're doing. And so finding a way to link those two to the ... one medium of how you're interacting with an experience with a live sporting event, and then loop that in with your phone, I think is a pretty novel idea here.

Brett A.: So okay, getting into the questions that we've got on the Q&A. The first one, which you did answer, so we don't want to spend a ton of time on this, but just to acknowledge was about, do you expect in the future you'll incorporate cash betting into your interactive gaming? You had several slides that touched on the market. And your 2.0, which you said is coming out later this year. I don't really think you really ... unless you guys have anything else you want to add there, this question came in prior to you getting to those slides. So I'm pretty sure the person was able to get that answered. But unless you have anything to touch on, I think in short, from my summation, you guys are looking to get into that. There's not definitive date set, because there's a lot of moving parts. But, it's an industry that you're very much keeping your eye on, is that safe to say?

Brandon F.: Yeah, I mean I think the way that we would describe the market opportunity ... and there was an article from the end of last month, a press release about FanDuel partnering with a company called SportCaller. And what we're seeing is the definition of a category called "Free to Play". They're even referencing it as FTP, and for old people like me and Ed, that used to mean a way that you would actually send files back and forth before Box and Dropbox. But FTP is now describing Free to Play. And I think that there's a really interesting opportunity of going from our current market offering and leveraging that to look to the wagering space where a lot of good knowledge and understanding of what fans want to be able to play. And then that will further fuel our product development, because you want to be that provider that is delivering a really engaging fan experience that folks will want to play, rather than just come up with an idea in a vacuum and cross your fingers that somebody may want to bet on.

Brett A.: Right, yeah I think that's a good segue into two other questions that we had around competitors. So, one asked about the review ... can you review evaluation of FanBeat and competitors. Another one just asked simply, what are the current competitors? We can't ... I do want to address, we can't mention any terms of the offering here on this webinar. If you wanted to see those, you can certainly go to the FanBeat page on the MicroVentures website, we have them laid out there. But I think what you guys could probably touch on for us here is, maybe spend some time talking about who you see ... you mentioned FanDuel. Think there's a few others that you would consider competition. What makes you different? And then maybe, any valuation metrics you're seeing, in regards to those companies ... if you don't know them off the top of your head, no worries. Again, this is stuff that should be available on our page. But, adding color from your perspective I think would be helpful here.

Ed T.: Yeah. So, I'll kick if off by just saying, the opportunity around sports wagering and the pace of change is generating a tornado of activity out there. I don't think that would be

Page 6 of 12

surprising to anyone. And so it's a rapidly evolving space. And in the past, where some companies have, some of the larger, more established companies in the gaming operators' space, and the fantasy sports space, may have been competitors. Now there may be alliances forming. So it's really fascinating to be in the middle of this, and to watch these companies, and the landscape evolve. And it's exciting, because there's so much opportunity for a company like FanBeat.

Ed T.:   What we're seeing in terms of the buckets of players out there, the competitive landscape. Of course you have the traditional gaming operators, who have been running sports books out of Las Vegas and other places where they may be legal. And with the Supreme Court ruling last year, they are moving aggressively, you can do a quick Google search to see all the activity, to try to figure out a way to capitalize on mobile online sports wagering in the future, in all its various flavors. So we have I think it's safe ground to say, a lot of conversation's going on with that segment of the market.

Ed T.:   You have FanDuel and DraftKings, who were very successful with their daily fantasy businesses, who are morphing to offer a much broader set of products, and features and functionality in the market. Where sports wagering is legal, you'll see them you've seen them move forward with more traditional sports books offerings and betting. And they're very innovative companies. They're continuing to innovate in this space.

Ed T.:   And then you see some upstarts in the market, like FanBeat. And we're coming at this, and have carved out a really unique space in a couple of ways. And I've mentioned it in the presentation. One I'd say, our product is very unique in the way it creates a live action gaming experience that is curated and contextualized. So these questions are ... the whole function is semi-automated. These questions are managed from FanBeat staff, so that we can have a very fresh and interesting game play. It's not just, text questions like we showed earlier. We now support video questions. Some of our partners like Callaway Golf are having some of their golf personalities record video questions for some of their activations.

Ed T.:   So we're the innovative product company with this very fresh, unique, live action game. But then we also have a unique positioning on the business model side. So again, we haven't tried to go to market, like a DraftKings and a FanDuel did with their daily fantasy sports business, and build a player community directly. We're doing that through our partners. And so our community has continued to grow through activations with partners like the Atlanta Braves, Chicago Bulls, Golf Channel, Callaway Golf, as they promote the games to their player community.

Ed T.:   So, hopefully that gives a little flavor around the competitive segment, where we are there.

Brandon F.: Yeah, I think I would just follow up on the live action piece, and how important it is. The plurality of competitors that we see in the market are leveraging technology to create very much a fantasy-driven user experience, where you may answer predictive play questions, but they're not necessarily in the context of what's happening in live game play. And there's an art and a science to it, one that we've spent the last three-and-a-half plus years really perfecting. I think it really is reflected in our 4.6 plus rating in the

App Store. I mean, the reviews that we received, the feedback that we get from fans, is that we're creating a unique fan experience. And my favorite quote that I heard from one of our fans was, "It makes me want to be a better fan." And I think that's a testament to the kind of experience that we're delivering, not through bots, and not through AI, and not through automated algorithms to read data feeds. But one where we are hoping to be the digital voice of your game experience. And I think we're doing a pretty good job of that.

Brett A.:   Great. That actually leads perfectly into another question we've got here, that is, are you generating all the content from the questions, and the odds for the predictive play yourselves, or is it outsourced?

Ed T.:   No, that's very much insourced at FanBeat. And we do, as Brandon mentioned, the art and the science, that's where it comes together, right, in the really creative, compelling types of questions. But then statistically, accurate, statistically-driven points weighted answers for those questions. And so, it allows us to create a gaming experience that's appealing to the casual fan, who likes to answer trivia and likes to guess on the predictive play questions, all the way to the avid fan who is very careful, he's studying those point values and doing odds-weighted analysis in their head during that 45 second window that they have to get their answer in. So it makes for pretty unique game play.

Ed T.:   I would add to that that our partners, some like to be very involved in developing the question content. And others are fine completely outsourcing that to us. But typically, at least initially for the first event or two that we'll run for a partner, they'll at least review the Rolodex and types of questions that we're going to be asking, to make sure they're brand-appropriate for their property.

Brett A.:   Gotcha. Ed, I think that's an important piece to highlight. Going back to the question before about your differentiation. As you guys build that content library, it's also ... that's a big asset, right? So, that's something that is unique to your own platform, so I think that's something worth highlighting.

Brett A.:   We've got a question here. Are the Wi-Fi networks in sports stadiums robust enough currently to support your live betting capability? I guess ... yeah, go ahead-

Brandon F.:   I want to be a little careful with that.

Brett A.:   Yeah, the way I would reframe that a little bit, just because I think, I know what you're getting at, is the obviously, we're not, you're not supporting the live betting yet. And then the other thing is, I guess what you should take from that question is, what's your experience so far been with the ability to support the app usage inside the venues, based on the Wi-Fi networks?

Ed T.:   Yeah. So, let me address that with a couple points that I would think would be relevant and help answer the question. One is, the app has been designed with the game's been designed absolutely with this in mind. So we're talking small packet sizes. In the case that someone is on a slow network, and not able to play a video in a video question, for

example there's alternative text that shows up. The game works perfectly fine over, you know, reasonable cell signal in a metro area. You don't even have to be on Wi-Fi to play the game.

Ed T.:   So it really is architected to be to have a small footprint, and to support game play in a variety of network conditions. However, you do have situations sometimes in stadiums based on whether it's peak load conditions in an old stadium, or maybe there's a problem with the Wi-Fi, or the cell tower nearby where you may have some we may have some issues. Now I think that's where the FanBeat game play has some advantages over other game play. I mean, there are people that are dreaming up the ideas of placing wagering on, will the next pitch be a ball or a strike? And that frankly is a little bit terrifying, thinking about supporting that kind of responsiveness and integrity for a wagering application in an environment where you don't really have full control over the network performance.

Ed T.:   Whereas, the types the short horizon questions we're asking is, what will the batter do, the upcoming batter do in the next at-bat? And we have a minimum of 45 seconds, usually, even in the short horizon questions, a couple of minutes, for those answers to come in and be processed. And for our wagering game, as we represented in the slides, you're not wagering on an individual question. You're wagering on a group of questions, typically between 20 and 30, your performance on those 20 to 30 questions across an entire game, entire sporting event.

Ed T.:   So, I won't say that network can't be an issue, but I will say that we have built a product, and built our business, to account for some of those unexpected things, as well we possibly could.

Brett A.:   Yeah, the idea of betting on a pitch right before, I'd be freaking out that like, if my money doesn't go through, or that just seems like it's going to have a host of problems. You're going to need a fiber network at every stadium in order to support.

Ed T.:   Right. Right, right.

Brett A.:   So, okay let me see here. We've got a couple more, then we can start to wrap up. One was okay, one's about, how does the business model work with the venues and sponsorships? I think this is probably a good opportunity I know the slide deck didn't have any historical numbers, but if you guys want to touch on some of that, in conjunction with explaining exactly how the business model works for you guys. I don't know if you don't need to get into specific numbers with specific clients, but just in general, what that structure is like. I think that would be probably helpful for everyone.

Ed T.:   Yeah, so let me, I'm not speaking to the future FanBeat wagering game. I wouldn't be comfortable speaking on that at this point. But for our traditional model, where we're partnering with teams, leagues, and media companies. Where we're offering up very valuable sponsor assets kind of woven into the game, and there's a sponsor underwriting the experience. In that model, as you can imagine, we're providing more

value to our partners, and to the brand, the more people that play, right? So the more participation, the more value that we're creating.

Ed T.:   And so we do have a pricing model, that accounts for that. However, in the early days with these partners and there's not really a track record of, will there be 5,000 people that play, or 50,000 people that play? What we'll do is structure fixed fee deals. So, programs that have a fixed price, that we offer to the partner. And then the partners are able to take that out to the brands. Bundle in their promotional assets, which could be social promotions, it could be app alerts, it could be emails, it could be in the case of Golf Channel, they actually promote Callaway's $1 Million FanBeat Challenge on air. And actually show some question content on certain segments, on air.

Ed T.:   So they bundle those types of promotional assets, and go out to the sponsor community, and charge a higher fee for the overall program. So that model works well. But certainly our standard model, the way the business scales and the way it grows, we love aligning our pricing with the value that we're delivering. And that's getting compensated based on the size of the player community, and the participation in the games.

Brett A.:   Great. Thank you, that really helped. Sorry, I'm reading some of these. We're going to wrap it up here in a second, but I've got a few more. Okay, this is another forward-looking question. We don't need to spend a ton of time on this, but I do want to, again, address it, just so that the folks out there know that we are reading these. What do you think about becoming a ticket vendor, or a reseller for sporting events? Based on what you shared today, I feel like if that were in the pipeline, that's fairly far out. But, do you have any thoughts around that?

Brandon F.:   We don't have any plans around something like that. I guess the one thing that I would respond to and I know it is referenced in the deck. And any information that's provided about the investment opportunity is that, we own all of the data. In terms of the players that sign up to play FanBeat, are signing up for a FanBeat account. And so, it does provide a potential opportunity and optionality on how to best monetize that sports fan community. So, you could imagine that there are lots of different avenues that potential monetization, that specifically to ticketing or other types of services that is not currently in our plan.

Brett A.:   Great. Yeah, I think that was a good way of answering it. And I think that was helpful, I'm glad we addressed that. Okay, so I was saving this one for last, just because I think it's a good way to wrap up here. Can you talk a little bit about the use of funds? So, again, the terms themselves will be up on the page, and at the end here I'll point people to that. But if you guys want to touch a bit about the use of funds on the investment how it will be spent?

Ed T.:   Yeah, so the primary areas, the very large areas of investment for FanBeat and we're still a fairly small, lean operation. The investment is really around R&D. So the product we've continued to add market-driven features, like the video questions, like the 10 minute trivia challenges. Features that our partners really appreciate, that our player community really appreciates. And of course, is represented in slide deck, with this push

toward a wagering version up of FanBeat, there is product development work that has to be performed. And so, that's one use of proceeds.

Ed T.: The second use of proceeds is really around our continuing to invest in our sales and marketing efforts. So we are have been actively calling on the vast majority of sports teams leagues, media companies, in the United States. And the sales cycle is one where, it's a, it doesn't necessarily have to be face-to-face in person, but it's a one-on-one sales activity, where we're typically communicating the value proposition. Giving a personalized demo. So if we give a demo of FanBeat to a sports team, it will be branded with their sports team, it'll have their colors, their logo, their questions content. It's a very customized sales process.

Ed T.: And so, continuing to invest in that activity, to sign on more partners as we've done. Because the more partners we have, the more revenue we're generating, the larger our player community gets, the easier it is to sign on additional partners. Each additional one we sign on seems to get just a little bit easier. So, just to wrap it up, the investment that goes into R&D, and it goes into our sales and marketing efforts with our prospective partners.

Brett A.: Great. Yeah, I think the sales process has to start to get easier when you can walk in and say, yeah, that'll work with the Braves, and the Bulls, and Golf Channel, and some of those big brands that you guys have worked with so far.

Brett A.: Well, I appreciate that, guys. And real quick, before we have parting words here, I just want to let everyone know if there's any more questions after we sign off, you can submit them through the MicroVentures website discussion forum, and they will be answered there. This is being recorded, so this will go up after we get it transcribed, and it'll go up on our site, on the MicroVentures FanBeat page. So anybody who's listening to this after the fact, is listening to the recording, you can submit any questions that you have in addition.

Brett A.: There is a lot more information in addition to the stuff that we covered today that's on that page, so I'd encourage you to, if you've got anything, any other questions that come to the top of your mind, to go read the campaign page there. We may have an answer for you. If not, like I said, you can submit.

Brett A.: And then of course if you'd like to invest, the offering for FanBeat will be closing soon. So if you're interested in being a part of this, you can go to the FanBeat page on the MicroVentures website. There's a big orange "invest" button. We try to make it, the process easy for you. So you click there. If you haven't invested with us before, we try to make the process simple, so it'll walk you through it.

Brett A.: And yeah, that's pretty much it for me. Is there anything else you guys would like to add before signing off here? Any other places you'd like to point them to, if they want to find out more information, I'm sure your website. If you've got some social channels they can follow.

Ed T.:   Yeah. Thanks everybody for the time, and Brett the great moderation. I will say, we do have two active programs and market today. So the easiest way to get to them would be for the Chicago Bulls, again, this is on the MicroVentures site. But you can access the landing page at www.fanbeat.com/bulls. And we also have the Golf Channel Callaway Activation in market. There are no live questions today. The live questions for WGC Match Play will go up next week.

Ed T.:   But, you can today go in and see the activation, and see some of the historical games. And that's accessible at www.golfchannel.com/fanbeat.

Brett A.:   Great. Well, thanks again guys for coming and sharing more about the company. Thank you all, to the folks who logged in and asked some great questions today. And then thanks for anyone who happens to be listening to this recording. That's going to do it for today. I will let everyone get back to their afternoon, and the rest of their week, and thanks again for the time.

Ed T.:   Thank you.

Brett A.:   All right. Thanks, guys, have a great day.

Ed T.:   You too.